A CULTURE OF SERVICE

SINCE

ROLLINS®

1948

2011 Rollins, Inc. Annual Report


ORKIN

ROLLINS ORKIN HomeTeam PEST DEFENSE ORKIN CANADA Crane PEST CONTROL WESTERN PEST SERVICES Waltham SERVICES Pest and Termite Control Since 1893 IFC

Overview

Rollins, Inc. is a premier North American consumer and commercial service company consisting of its wholly-owned subsidiaries: Orkin, Orkin Canada, HomeTeam Pest Defense, Western Pest Services, The Industrial Fumigant Company, Waltham Services, LLC. Crane Pest Control and Trutech LLC. The Company provides essential pest control services and protection against termite damage, rodents, and insects to more than 2 million customers in the United States, Canada, Central America, the Caribbean, the Middle East, Asia, the Mediterranean, Europe and Africa from over 500 locations. You can learn more about our subsidiaries by visiting our websites at www.orkin.com, www.orkincanada.ca, www.pestdefense.com, www.westernpest.com, www.indfumco.com, www.walthamservices.com, www.cranepestcontrol.com, www.trutechinc.com and www.rollins.com.

Contents

Financial Highlights

(IN THOUSANDS EXCEPT PER SHARE DATA)

	2011	2010	2009	2008	2007
OPERATIONS SUMMARY					
Revenues	**$ 1,205,064**	$ 1,136,890	$ 1,073,958	$ 1,020,564	$ 894,920
Income Before Income Taxes	**161,096**	143,545	126,291	112,954	104,913
Net Income	**100,711**	90,002	83,984	68,934	64,731
Earnings Per Share – Basic	**0.69**	0.61	0.56	0.46	0.43
Earnings Per Share – Diluted	**0.69**	0.61	0.56	0.45	0.43
Dividends Paid Per Share	**0.28**	0.24	0.19	0.17	0.13
OTHER DATA					
Net cash provided by operating activities	**$ 154,647**	$ 124,055	$ 110,846	$ 90,744	$ 88,762
Net cash used in investing activities	**(29,154)**	(47,645)	(26,562)	(166,717)	(22,754)
Net cash provided by (used in) financing activities	**(99,427)**	(65,499)	(89,753)	21,032	(59,798)
Depreciation	**15,112**	15,975	15,874	14,205	13,677
Amortization of intangible assets	**22,391**	20,433	21,295	19,238	13,391
Capital expenditures	**(18,652)**	(13,036)	(15,740)	(14,815)	(16,244)
BALANCE SHEET DATA AT END OF YEAR					
Current assets	**$ 175,822**	$ 151,021	$ 120,530	$ 16,838	$ 160,240
Total assets	**645,650**	619,014	566,496	572,517	475,228
Line of credit	**—**	26,000	30,000	65,000	—
Stockholders' equity	**$ 323,997**	$ 297,970	$ 264,566	$ 228,433	$ 233,553
Number of shares outstanding at year-end	**146,251**	147,181	148,357	150,062	150,954
Closing price as of December 31st	**$ 22.22**	$ 19.75	$ 12.85	$ 2.05	$ 12.80
Shares Acquired	**1,458**	1,889	2,515	2,077	3,561

Rollins, Inc. and Subsidiaries

All earnings per share and dividends per share have been restated for the 2010 and 2007 three-for-two stock split effective December 10, 2010, and December 10, 2007, respectively.

To Our Shareholders

At Rollins, we remain focused on what we do best: providing superior pest control solutions to homes and businesses. We are continually looking for ways to innovate and improve our services. As Orkin founder Otto Orkin said, "We must never be satisfied with less than the best if we are to secure our share of tomorrow's market." In short, our culture dictates a commitment to continuous improvement, which is reflected in our Company's performance.

FINANCIAL SNAPSHOT

Rollins had another record year in 2011 – our 14th consecutive year of profit improvement and improving revenue results. Revenues reached $1.2 billion, representing 6.0% growth over 2010. Residential pest control revenues grew 7.7%, termite control revenues grew 2.8%, and our commercial business posted 6.0% growth. As a result, net income increased to $0.69 per diluted share, or a 13.1% increase compared to last year. This is the first time in our Company's history that we have topped $100 million in profits.

Gross margin was up slightly at 48.8%, reflecting higher fuel and administrative costs associated with several strategic technology projects and the integration of our 2010 acquisitions. However, we were able to realize some overall efficiencies and increase prices to offset some of these costs.

Rollins shareholders received dividends of $0.28 per share, which was a 16.7% increase over 2010. This made 2011 the tenth consecutive year in which dividends increased at least 12 percent. Shareholders benefitted as well from our stock repurchase of 1.5 million shares of stock.

Total assets grew to more than $645 million and our Company generated significant free cash flow, with net cash from operations reaching $154.6 million, an increase of 24.7% over 2010. Overall, Rollins' performance demonstrates the strength of our business and its value even in a weak economy. We believe our persistent focus on exceeding our customers' expectations will continue to drive exceptional performance despite the nation's ongoing economic malaise.

CONTRIBUTION FROM OUR BRANDS

During 2011, we realized significant advantages from our 2010 acquisitions. Trutech, one of the nation's largest pest and wildlife removal companies, exceeded our expectations, and Waltham Services also performed ahead of plan.

Customers, employees and shareholders continue to benefit as we adapt best practices from each of our brands. For example, we adapted companywide customer satisfaction survey programs attained from HomeTeam to better gauge customer satisfaction down to individual location levels. The results of these processes also allow us to address customer concerns early, which improves our customer satisfaction and retention.

Building on the HomeTeam model, we are now capitalizing on the consumer's growing desire to provide feedback and share experiences. This data is quickly shared with our locations, improving our focus to better satisfy and retain customers.

We are also constantly developing and honing strategies to help each of our brands improve its unique niche in the marketplace, including providing technical and marketing support to better access new customers online with more effective internet content.

In addition, we continue to benchmark with successful companies outside of the pest control industry and improve results by adapting applicable ideas and programs. We realize that satisfying customers is a journey, not a destination. Every customer interaction is critical and should be better than the last.

ADDRESSING CHALLENGES AND OPPORTUNITIES

With rising vehicle purchasing and maintenance costs, we investigated our brands' and other successful companies' best practices to improve the management of Rollins' fleet. As a result, we began to co-source our fleet management with Wheels, Inc., a well-known and highly respected fleet management company. By consolidating vehicle-related vendors, we expect to save more than $5 million over the next six years through improved purchasing, financing, maintenance and management of our more than 8,000 vehicles.

We also launched several technology improvements to increase productivity, efficiency and customer service. We expect these investments to further help us exceed customer expectations and result in future cost reductions.

On the opportunity side, the U.S. bed bug market continued to grow as a result of this pest's proliferation and increased consumer and media attention. We experienced good growth and market penetration in residential as well as commercial bed bug services. In total, our companywide bed bug business increased 33.6% for the year.

Building on the growing bed bug awareness, we provided a grant to the University of Kentucky to study bed bug biology, behavior and control. Rollins' support is the first programmatic funding for bed bug research by any business, government agency or institution. We believe the results of this research can provide information for enhanced treatment and prevention methods. We also published a bed bug white paper last year to help businesses, consumers and government agencies better understand the pest control methods, detection and issues that are involved with a bed bug infestation. These two initiatives helped further position Rollins as the industry leader in bed bug services and pest control in general.

Capitalizing on bed bug opportunities internally within all Rollins brands sparked the company's Bed Bug Initiative, which included launching a companywide Bed Bug Resource Center while developing a certified training program for bed bug treatment. This was Rollins' first all-brand endeavor with procedures and policies developed by this multi-brand, multi-functional team.

In other firsts, Orkin established its first franchise in China. With 25 Chinese cities having a population of more than 10 million each, this initiative addresses the significant potential for Orkin. We also launched two other international franchises in Nigeria, which are the first for Orkin in Africa. To date, we have 18 international franchises, and they are financially beneficial while providing brand enhancement for Orkin worldwide.

Overcoming challenges and taking advantage of opportunities have resulted in impressive results for Rollins. In fact, our stock has appreciated more than 140% over the past five years, which greatly benefits the vast majority of Rollins employees who are shareholders in the Company's 401k plan. Even in a soft economy, they have improved their financial situation as a result of the stock's performance. Because these employees have a stake in the Company's performance, they think and act like owners, which further drives our success.

OUR FOUNDATION FOR THE FUTURE

During 2011, the Rollins Board of Directors named John Wilson, Gene Iarocci and Bob Wanzer as corporate officers and vice presidents. These respected and highly successful company leaders possess years of diverse experience. We are fortunate that they are now assuming a greater role in directing the future of our Company.

Going forward, we will remain focused on better satisfying our customers, delivering excellent pest control solutions, and growing our business. We will continue to pursue strategic acquisitions that are complementary. We will maintain a relentless drive to improve and innovate. We realize that if we are not moving forward, we will fall behind – a realization that fuels much of what we do.

We express our sincere thanks to our dedicated employees for their commitment and hard work, for without them, Rollins' results would not be possible. We also thank our Board members for their invaluable guidance, our valued customers for their confidence in us and our investors for their continued support.



R. Randall Rollins
Chairman of the Board

Gary W. Rollins
Chief Executive Officer,
President and Chief Operating Officer

Making Service Second Nature

Today's savvy consumers have greater access to research information and references about a product or service than ever before. As a result, they have greater knowledge and higher expectations from service companies like Rollins. Their loyalty to a brand or company cannot be taken for granted. That means we must be relentlessly consumer-focused in all that we do, while adding value at every opportunity.

In our quest to exceed customer expectations, we utilize customer satisfaction survey tools that allow us to obtain immediate feedback to better understand or confirm what our customers want and expect. These surveys allow us to focus on continually improving every area of our business that touches customers – beginning with the sales interaction and continuing through the technician's visits, to billing. The data we receive can be acted upon, and improve the entire customer experience by helping us communicate more effectively, perform our services better, and ultimately improve customer retention.

We have begun to translate the feedback from these satisfaction surveys into key learnings, improve our training to better equip technicians with greater knowledge and ability to provide more effective pest solutions that meet our customers' needs and expectations. As a result of this customer information, we have improved our phone systems and call processing to enhance our ability to communicate with our customers through an after-hours local voicemail messaging system. This allows the branch employees, who know their customers best, to more quickly address the needs of their own customers and better react to those needs.

We must be relentlessly consumer-focused in the ways we deliver solutions, providing value each time we interact with a customer.


ORKIN
CANADA
ORKIN
CANADA

We continue to embrace digital and social media to better attract and respond to our customers, which includes managing the online profile for all Rollins brands. We've also added an interactive component to our traditional advertising that allows us to better gauge how it is performing. The "big bugs" and rodent TV spots we ran last year grew in popularity and resulted in more Orkin awareness, more searches and more leads.

Serving varied communities goes hand in hand with serving our customers and building our brands, To that end we participated in many important causes. Our Fight The Bite partner, Nothing But Nets, continued distributing insecticide-treated bed nets to fight the spread of malaria in Africa. In 2011, Nothing But Nets targeted Cameroon where malaria rates have tripled in the past five years, making this disease the number one cause of death. We are proud to have sent more than 24,000 nets this year to Cameroon and other African areas to help prevent this deadly disease, bringing our four-year program total to more than 81,500 nets.

Because of our strong and long-standing relationship with the Centers for Disease Control and Prevention (CDC), Orkin became the exclusive pest control provider for the CDC's Lyme and Other Tick-borne Diseases Prevention Study. Our technicians worked with CDC and state health departments to provide one-time preventative tick treatments to more than 1,500 properties in specific areas of New York, Connecticut and Maryland. We believe that this is the first study of its kind to examine potential links between pest control and disease prevention. Findings are expected in 2013.

On a local level, every branch, region and division is challenged to support local community initiatives, such as natural disaster aid, cancer research, youth sports teams, local education, and many more. From Crane's Adopt-a-School Initiative and the Orkin Junior Pest Investigators program, to donating mattress protectors for a bed bug-infested YMCA shelter for homeless men, we work diligently to make a positive impact in the communities we serve.

And, for the 29th consecutive year, Rollins and its subsidiaries have supported the United Way in numerous cities, and provided more than $750,000 in 2011 to help support our local communities. Making a difference in our communities is one more way we can build stronger and lasting relationships with our customers while attracting new business.



At Rollins, we realize that customer retention and employee retention are inextricably linked. Because satisfied employees remain at the Company longer and provide better service to customers, we've developed several initiatives to understand employees' attitudes toward their careers and the Company, and better address their concerns. These initiatives include confidential, written surveys, interviews with randomly selected employees, and mandatory town hall meetings at each location to discuss issues of interest. Management then develops action plans to address the concerns and reports back to employees with solutions. These efforts to gauge and improve employee satisfaction are paying off. During 2011, our surveys reflected high job satisfaction, which translated into the lowest turnover rate in the Company's history.

Improving Opportunities For Employees

Last year we were proud to recognize three employees who each celebrated more than 50 years of service with the Company. During their tenure, they all have witnessed dramatic changes in the Company and in the pest control business. All three have been provided a variety of opportunities as our Company has grown and evolved with the times. With the addition of the Rollins Independent Brands, today we have even more employee advancement opportunities throughout the Company.

Rollins remains one of the few corporations that have continued to hire in a weak economic environment. Accordingly, we are implementing a more friendly and efficient new-hire on-boarding process to help employees get on board and engaged in their new jobs more quickly.

Our training overall benefits from using a Rollins "all-brand," best-in-class approach that harvests the best methods and materials from all of our brands.

We are serious about cultivating human capital, which is the key to our future. With the Company's continued growth, we will have a constant need for bench strength to maintain high performance. As a result, we've developed several management programs to identify and train strong and innovative Rollins leaders of the future.


TRUTECH
Wildlife & Animal
Removal Specialists

The highly successful Rollins University Management Development School provides to our location managers the skill development needed to better manage their teams. During 2011, 54 managers successfully completed this training. Additionally, we added two new advanced management training programs to further grow our leadership bench.

The Advanced Management Program is designed to hone leadership skills for our more seasoned managers. To accomplish this objective, Rollins partnered with Georgia State University's J. Mack Robinson School of Business to develop a senior-level leadership program, creating the Rollins Leadership Development Program. This innovative program is geared toward multi-unit leaders, to further develop already high-achieving regional staff and corporate support center managers. In its inaugural class in late 2011, we graduated 24 of these exceptional company leaders.

Additionally, through the Women's Leadership Council and Orkin's Women of Excellence Award, the Company continues to encourage hiring, training and promoting women throughout the company.

Rollins is also in the process of transitioning from training delivered by satellite to a Web-based system that will allow us to expand training to a greater number of sites in a more cost-effective manner. This enables us to share training among all brands and both domestic and international franchises.

The culmination of all of our training initiatives resulted in Rollins being recognized by Training Magazine for the ninth consecutive year, as one of the Top 125 organizations for excellence in human capital development. Orkin also received a Learning Elite award from Chief Learning Officer magazine, ranking 13th on the magazine's list of 43 companies that make employee learning and development an important part of their culture. The magazine also awarded Orkin the Editor's Choice Award for overall training excellence.

The pest control industry's natural seasonal fluctuations can negatively affect employee retention, especially in our call centers. During 2011, Rollins forged a partnership with a third party for handling increased call volume during peak spring and summer months. Instead of hiring employees to handle the peak in consumer calls, and then downsizing in the fall when call volume drops, we began co-sourcing with an independent, home-based contractor. This new initiative was the result of benchmarking with a major corporation outside the pest control industry to seek ways to improve our call center performance. Co-sourcing allows us to maintain our commitment to our core group of employees while efficiently and more successfully serving an increased number of customers in the high-volume season.


HomeTeam
PEST DEFENSE
ROLLINS



Implementing New Technology

The Company's investments in new technology are designed to improve our service delivery and better meet our customers' needs. Ultimately these investments will result in improved customer and employee retention, while increasing revenue and profit – all of which will strengthen the Company's results and performance.

During 2011, we tested a new customer relationship management (CRM) and branch system operating software designed to improve our business processes. After all issues and required interfaces are completed, the new system will roll out to more than 400 branches and 58 franchise operations. The expectation is to improve business execution and enhance real-time online reporting. We expect the rollout to be completed in 2013. The system's advanced scheduling and routing capabilities will be integrated with mapping features to optimize route efficiency, thereby saving fuel and vehicle wear. In general, the new operating software will enable us to adapt more quickly to customer preferences and better meet or exceed their service expectations. An earlier release of the computer system is already in use at our Western Industries locations, most of our domestic franchises and at three pilot Orkin locations.

In addition, last year we completed developing and installing a new platform for all call centers to improve efficiencies and standardize management reporting. Feedback from our primary call center employees has been positive. Call time has been reduced as a result of the software's streamlined screens and new processes.

In a related project, we replaced our seven-year-old PBX phone system, enhancing call routing for the entire Company and providing after-hour customer messaging.

For our large commercial customers, we recognized a need for an automated data and reporting system to satisfy these customers' information requirements. By year-end, we defined the system we will use and mapped out an implementation plan for 2012.

Laptops, smart phones and enhanced software were important technology focuses for our commercial sales forces that occurred this year. Developed by our Orkin Canada business, the sales management software was modified for use among all of the Rollins U.S. brands. We now have one system that helps commercial sales managers better direct the daily activities of their sales force thereby improving efficiency, data collection and sales. This software is in use at all Orkin commercial locations, and we expect it to be installed at our Rollins' independent brands during the first quarter of 2012.

On the residential front, our Home Suite Sales Presentation application, developed by our marketing group, and designed for our termite sales inspectors, has also been field tested and will be rolled out in early 2012.

Throughout the company, we have replaced outdated computer hardware, including more than 2,350 desktop computers and 2,138 handheld devices. All of these replacements will help improve office and service technician productivity and overall branch profitability. Orkin Canada is rolling out its new proprietary handheld application, which already has contributed to increased technician productivity. We likewise look forward to benefits in the U.S. as we adapt their software and processes for use here.

These projects and others contributed to a busy and productive year of technological enhancement at Rollins, and we anxiously anticipate realizing operational improvement in the years ahead.

At Rollins, continuous improvement is deeply embedded in our culture. We are constantly striving to work more efficiently, effectively and economically, and nowhere is our commitment to improvement greater than where it relates to customer service. We know that strong customer relationships reaffirm their purchase decision and leads to valuable referrals to other potential customers. Our goal is to exceed their expectations every day in every way.

At Rollins, continuous improvement is deeply embedded in our culture of service.



Rollins, Inc. Corporate and Field Executive Leadership

FRONT ROW (L-R):

Gene Iarocci,
Vice President, Corporate Administration

Kim Youngpeter,
Assistant Vice President, Program Management Office

Jack MacKenzie,
Vice President, Rollins Customer Service Center

Wayne Golden,
Vice President, Orkin USA National Accounts

Harry Cynkus,
Senior Vice President, CFO and Treasurer

R. Randall Rollins,
Chairman of the Board

Gary W. Rollins,
Chief Executive Officer, President and Chief Operating Officer

Lee Crump,
Vice President, Business Support

Gary Rowell,
Orkin Pacific Division President

Carran Schneider,
Vice President, Finance

Harry Sargent,
Orkin South Central Division President

Tom Walters,
Western Division President

Kathleen Mayton,
General Counsel

Chris Gorecki,
Vice President, Government Relations and Environmental Stewardship

SECOND ROW (L-R):

Bob Wanzer,
Chief Operating Officer, Rollins Independent Brands

Ken Poinsette,
Vice President, Technology

John Wilson,
President, Orkin USA

Martha Craft,
Vice President, Public Relations and Corporate Communications

Bill Anderson,
Vice President, Rollins Acceptance Corporation

Robert McFarland,
Vice President, Orkin Marketing

Gary Muldoon,
President, Orkin Canada

Rob Crigler,
Vice President, Global Digital Strategy and Integrated Marketing

Freeman Elliott,
Orkin Atlantic Division President

Henry Anthony,
Vice President, Human Resources

Kevin Smith,
Vice President and Chief Marketing Officer

Greg Clendenin,
Orkin Southeast Division President

Bill Blanton,
Assistant Vice President, Corporate Services and Real Estate

Jerry Gahlhoff, Jr.,
HomeTeam Division President

ON STAIRS (CLOCKWISE FROM CENTER):

Robert Stevens,
Orkin Midwest Division President

Len Piedmonte,
Vice President, Corporate Tax

Gwyn Hollins,
Assistant Vice President, Application Development

Pat Murray,
Assistant Vice President, Planning Reporting and Pricing

Nelson Jackson,
Vice President, Risk Management and Internal Audit

Tom Luczynski,
Corporate Secretary, Vice President, US and International Franchising and Technical Support

Allen Janusz,
Assistant Vice President, Foundational Technology

Cindy Bordes,
Vice President, Field Administrative Support

David Lamb,
Vice President, Learning and Media Services

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

Commission file No. 1-4422

ROLLINS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**51-0068479** (I.R.S. Employer Identification No.)
2170 Piedmont Road, N.E., Atlanta, Georgia (Address of principal executive offices)	**30324** (Zip Code)

Registrant's telephone number, including area code: (404) 888-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
Common Stock, $1 Par Value	**The New York Stock Exchange**

Securities registered pursuant to section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Rollins, Inc. Common Stock held by non-affiliates on June 30, 2011 was $1,303,058,136 based on the reported last sale price of common stock on June 30, 2011, which is the last business day of the registrant's most recently completed second fiscal quarter.

Rollins, Inc. had 146,868,151 shares of Common Stock outstanding as of January 31, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2012 Annual Meeting of Stockholders of Rollins, Inc. are incorporated by reference into Part III, Items 10-14.

Rollins, Inc.
Form 10-K
For the Year Ended December 31, 2011
Table of Contents

PART I

Item 1. Business

General

Rollins, Inc. (the "Company") was originally incorporated in 1948 under the laws of the state of Delaware as Rollins Broadcasting, Inc.

The Company is an international service company with headquarters located in Atlanta, Georgia, providing pest and termite control services through its wholly-owned subsidiaries to both residential and commercial customers in North America with international franchises in Central America, the Caribbean, the Middle East, Asia, the Mediterranean, Europe and Africa. Services are performed through a contract that specifies the pricing arrangement with the customer.

Orkin, LLC. ("Orkin"), a wholly-owned subsidiary of the Company founded in 1901, is one of the world's largest pest and termite control companies. It provides customized services from over 400 locations. Orkin serves customers, either directly or indirectly through franchises, in the United States, Canada, Central America, the Caribbean, the Middle East, Asia, the Mediterranean, Europe and Africa providing essential pest control services and protection against termite damage, rodents and insects to homes and businesses, including hotels, food service establishments, food manufacturers, retailers and transportation companies. Orkin operates under the Orkin®, and Orkin Canada® trademarks and the Acurid℠ service mark. The Orkin® brand name makes Orkin the most recognized pest and termite company throughout the United States. The Orkin Canada brand name provides similar brand recognition throughout Canada.

Orkin Canada, a wholly-owned subsidiary of Orkin founded in 1952, was acquired by Orkin in 1999. Orkin Canada is Canada's largest pest control provider and a leader in the development of fast, effective and environmentally responsible pest control solutions.

Western Pest Services ("Western"), a wholly-owned subsidiary of the Company founded in 1928, was acquired by Rollins, Inc. in 2004. Western is primarily a commercial pest control service company and its business complements most of the services Orkin offers focusing on the northeastern United States.

The Industrial Fumigant Company ("IFC"), a wholly-owned subsidiary of the Company founded in 1937, was acquired by Rollins, Inc. in 2005. IFC is a leading provider of pest management and sanitation services and products to the food and commodity industries.

HomeTeam Pest Defense ("HomeTeam"), a wholly-owned subsidiary of the Company established in 1996, was acquired by Rollins, Inc. in April 2008. At the time of the acquisition, HomeTeam, with its unique Taexx in the wall system, was recognized as a premier pest control business and ranked as the 4th largest company in the industry. HomeTeam services home builders nationally.

The Company has several smaller wholly-owned subsidiaries that in total make up less than 5% of the Company's total revenues.

The Company has only one reportable segment, its pest and termite control business. Revenue, operating profit and identifiable assets for this segment, which includes the United States, Canada, Central America, the Caribbean, the Middle East, Asia, the Mediterranean, Europe and Africa are included in Item 8 of this document, "Financial Statements and Supplementary Data" on pages 37 and 38. The Company's results of operations and its financial condition are not reliant upon any single customer or a few customers or the Company's foreign operations.

Common Stock Repurchase Program

During the year ended December 31, 2011, the Company repurchased 1.5 million shares at a weighted average price of $18.68 with 1.9 million shares repurchased in 2010 at a weighted average price of $13.95. In total, there are 1.1 million additional shares authorized to be repurchased under prior Board approval.

The program does not have an expiration date. All share and per share repurchases are adjusted for the 3-for-2 stock split effective December 10, 2010.

Backlog

Backlog services and orders are usually provided within the month following the month of order receipt, except in the area of prepaid pest control and bait monitoring services, which are usually provided within twelve months of order receipt. The Company does not have a material portion of its business that may be subject to renegotiation of profits or termination of contracts at the election of a governmental entity.

	At December 31,		
(in thousands)	**2011**	2010	2009
Backlog	**$ 7,116**	$ 7,492	$ 6,514

Orkin Franchises

The Company continues to expand its growth through Orkin's franchise program. This program is primarily used in smaller markets where it is currently not economically feasible to locate a conventional Orkin branch. Domestic franchisees are subject to a contractual buyback provision at Orkin's option with a pre-determined purchase price using a formula applied to revenues of the franchise. International franchises have no contractual buyback provision. The Company through its wholly-owned Orkin subsidiary began its Orkin franchise program in the U.S. in 1994, and established its first international franchise in 2000 and since has expanded to Central America, the Caribbean, the Middle East, Asia, the Mediterranean, Europe and Africa.

	At December 31,		
Franchises	**2011**	2010	2009
United States Franchises	**58**	56	52
International Franchises	**18**	16	13
Total Franchises	**76**	72	65

Seasonality

The business of the Company is affected by the seasonal nature of the Company's pest and termite control services. The increase in pest pressure and activity, as well as the metamorphosis of termites in the spring and summer (the occurrence of which is determined by the timing of the change in seasons), has historically resulted in an increase in the revenue of the Company's pest and termite control operations during such periods as evidenced by the following chart.

	Total Net Revenues		
(in thousands)	**2011**	2010	2009
First Quarter	**$ 271,643**	$ 253,041	$ 242,972
Second Quarter	**320,436**	298,803	284,567
Third Quarter	**323,929**	305,118	286,852
Fourth Quarter	**289,056**	279,928	259,567
Year ended December 31,	**$ 1,205,064**	$ 1,136,890	$ 1,073,958

Inventories

The Company has a relationship with a national pest control product distributor and other vendors for pest and termite control treatment products. Rollins maintains a sufficient level of chemicals, materials and other supplies to fulfill its immediate servicing needs and to alleviate any potential short-term shortage in availability from its national network of suppliers.

Competition

The Company believes that Rollins, through its wholly-owned subsidiaries Orkin, Orkin Canada, HomeTeam Pest Defense, Western Pest Services, The Industrial Fumigant Company, Crane Pest Control, Waltham Services and TruTech competes favorably with competitors as one of the world's largest pest and termite control companies. The Company's competitors include Terminix, Ecolab and Rentokil.

The principal methods of competition in the Company's pest and termite control business are quality of service and guarantees, including money-back guarantees on pest and termite control, and the termite re-treatment and damage repair guarantee to qualified homeowners.

Research and Development

Expenditures by the Company on research activities relating to the development of new products or services are not significant. Some of the new and improved service methods and products are researched, developed and produced by unaffiliated universities and companies. Also, a portion of these methods and products are produced to the specifications provided by the Company.

The Company maintains a close relationship with several universities for research and validation of treatment procedures and material selection.

The Company conducts tests of new products with the specific manufacturers of such products. The Company also works closely with leading entomologists, industry consultants and suppliers to improve service protocols and materials.

Environmental and Regulatory Considerations

The Company's pest control business is subject to various legislative and regulatory enactments that are designed to protect the environment, public health and consumers. Compliance with these requirements has not had a material negative impact on the Company's financial position, results of operations or liquidity.

Federal Insecticide Fungicide and Rodentcide Act ("FIFRA")

This federal law (as amended) grants to the states the responsibility to be the primary agent in enforcement and conditions under which pest control companies operate. Each state must meet certain guidelines of the Environmental Protection Agency in regulating the following: licensing, record keeping, contracts, standards of application, training and registration of products. This allows each state to institute certain features that set their regulatory programs in keeping with special interests of the citizens' wishes in each state. The pest control industry is impacted by these federal and state regulations.

Food Quality Protection Act of 1996 ("FQPA")

The FQPA governs the manufacture, labeling, handling and use of pesticides and does not have a direct impact on how the Company conducts its business.

Environmental Remediation

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as Superfund, is the primary Federal statute regulating the cleanup of inactive hazardous substance sites and imposing liability for cleanup on the responsible parties. Responsibilities governed by this statute include the management of hazardous substances, reporting releases of hazardous substances, and establishing the necessary contracts and agreements to conduct cleanup. Customarily, the parties involved will work with the EPA and under the direction of the responsible state agency to agree and implement a plan for site remediation. Consistent with the Company's responsibilities under these regulations, the Company undertakes environmental assessments and remediation of hazardous substances from time to time as the Company determines its responsibilities for these purposes. As these situations arise, the Company accrues management's best estimate of future costs for these activities. Based on management's current estimates of these costs, management does not believe these costs are material to the Company's financial condition or operating results.

Employees

The number of persons employed by the Company as of January 31, 2012 was approximately 10,100.

	At December 31,		
	2011	2010	2009
Employees	**10,112**	10,088	9,758

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports, are available free of charge on our web site at www.rollins.com as soon as reasonably practicable after those reports are electronically filed with or furnished to the Securities and Exchange Commission.

Item 1.A. Risk Factors.

We may not be able to maintain our competitive position in the competitive pest control industry in the future.

We operate in a highly competitive industry. Our revenues and earnings may be affected by changes in competitive prices, and general economic issues. We compete with other large pest control companies, as well as numerous smaller pest control companies, for a finite number of customers. We believe that the principal competitive factors in the market areas that we serve are service quality and product and availability, terms of guarantees, reputation for safety, technical proficiency and price. Although we believe that our experience and reputation for safety and quality service is excellent, we cannot assure that we will be able to maintain our competitive position.

Economic conditions may adversely affect our business.

Pest and termite services represent discretionary expenditures to most of our residential customers. As consumers restrict their discretionary expenditures, we may suffer a decline in revenues from our residential service lines. Economic downturns can also adversely affect our commercial customers, including food service, hospitality and food processing industries whose business levels are particularly sensitive to adverse economies. For example, we may lose commercial customers and related revenues because of consolidation or cessation of commercial businesses or because these businesses switch to a lower cost provider.

We may not be able to identify, complete or successfully integrate acquisitions.

Acquisitions have been and may continue to be an important element of our business strategy. We cannot assure that we will be able to identify and acquire acceptable acquisition candidates on terms favorable to us in the future. We cannot assure that we will be able to integrate successfully the operations and assets of any acquired business with our own business. Any inability on our part to integrate and manage the growth from acquired businesses could have a material adverse effect on our results of operations and financial condition.

Our operations are affected by adverse weather conditions.

Our operations are directly impacted by the weather conditions across the United States and Canada. The business of the Company is affected by the seasonal nature of the Company's pest and termite control services. The increase in pest pressure and activity, as well as the metamorphosis of termites in the spring and summer (the occurrence of which is determined by the timing of the change in seasons), has historically resulted in an increase in the revenue and income of the Company's pest and termite control operations during such periods. The business of the Company is also affected by extreme weather such as drought which can greatly reduce the pest population for extended periods.

Our inability to attract and retain skilled workers may impair growth potential and profitability.

Our ability to remain productive and profitable will depend substantially on our ability to attract and retain skilled workers. Our ability to expand our operations is in part impacted by our ability to increase our labor force. The demand for skilled employees is high, and the supply is very limited. A significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in wage rates paid by us, or both. If either of these events occurred, our capacity and profitability could be diminished, and our growth potential could be impaired.

Our operations could be affected by pending and ongoing litigation.

In the normal course of business, some of the Company's subsidiaries are defendants in a number of lawsuits or arbitrations, which allege that plaintiffs have been damaged. The Company does not believe that any pending claim, proceeding or litigation, either alone or in the aggregate, will have a material adverse effect on the Company's financial position; however, it is possible that an unfavorable outcome of some or all of the matters, however unlikely, could result in a charge that might be material to the results of an individual year.

Our operations may be adversely affected if we are unable to comply with regulatory and environmental laws.

Our business is significantly affected by environmental laws and other regulations relating to the pest control industry and by changes in such laws and the level of enforcement of such laws. We are unable to predict the level of enforcement of existing laws and regulations, how such laws and regulations may be interpreted by enforcement agencies or court rulings, or whether additional laws and regulations will be adopted. We believe our present operations substantially comply with applicable federal and state environmental laws and regulations. We also believe that compliance with such laws has had no material adverse effect on our operations to date. However, such environmental laws are changed frequently. We are unable to predict whether environmental laws will, in the future, materially affect our operations and financial condition. Penalties for noncompliance with these laws may include cancellation of licenses, fines, and other corrective actions, which would negatively affect our future financial results.

The Company's Management Has a Substantial Ownership Interest; Public Stockholders May Have No Effective Voice In the Company's Management

The Company has elected the "Controlled Company" exemption under rule 303A of the New York Stock Exchange ("NYSE") Company Guide. The Company is a "Controlled Company" because a group that includes the Company's Chairman of the Board, R. Randall Rollins and his brother, Gary W. Rollins, who is the President, Chief Executive Officer and Chief Operating Officer, also a director of the Company and certain companies under their control, controls in excess of fifty percent of the Company's voting power. As a "Controlled Company," the Company need not comply with certain NYSE rules.

Rollins, Inc.'s executive officers, directors and their affiliates hold directly or through indirect beneficial ownership, in the aggregate, approximately 57 percent of the Company's outstanding shares of common stock. As a result, these persons will effectively control the operations of the Company, including the election of directors and approval of significant corporate transactions such as acquisitions and approval of matters requiring stockholder approval. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control of the Company at a premium.

Item 1.B. Unresolved Staff Comments.

None

Item 2. Properties.

The Company's administrative headquarters are owned by the Company, and are located at 2170 Piedmont Road, N.E., Atlanta, Georgia 30324. The Company owns or leases over 500 branch offices and operating facilities used in its business as well as the Rollins Training Center located in Atlanta, Georgia, the Rollins Customer Service Center located in Covington, Georgia, and the Pacific Division Administration and Training Center in Riverside, California. None of the branch offices, individually considered, represents a materially important physical property of the Company. The facilities are suitable and adequate to meet the current and reasonably anticipated future needs of the Company.

Item 3. Legal Proceedings.

In the normal course of business, certain of the Company's subsidiaries are defendants in a number of lawsuits or arbitrations, which allege that plaintiffs have been damaged as a result of the rendering of services by the defendant subsidiary. The subsidiaries are actively contesting these actions. Some lawsuits have been filed (*John Maciel v. Orkin, Inc., et al.; Douglas F. Bracho, Jr. v. Orkin, Inc., et al.; Salazar v. Orkin Exterminating Company, Inc.; Jennifer M. Welsh et al. v. Orkin, LLC, et al.;* and *Jennifer Thompson and Janet Flood v. Philadelphia Management Company, Parkway Associated, Parkway House Apartments, Barbara Williams, and Western Pest Services*) in which the plaintiffs are seeking certification of a class. These cases originate in California, South Carolina (*Welsh*), and Pennsylvania (*Flood*), respectively. The *Maciel* lawsuit, a wage and hour related matter, was filed in the Superior Court of Los Angeles County, California. The *Bracho* lawsuit, a matter related to payroll deductions for use of Company vehicles, was filed in the Superior Court of Orange County, California. The Welsh lawsuit, a termite service related matter, was filed in the Court of Common Pleas Fourteenth Judicial Circuit, County of Beaufort, South Carolina. The *Flood* lawsuit, a bed bug service related matter filed by residents of an apartment complex, was filed in the Court of Common Pleas of Philadelphia County, Pennsylvania. None of these matters has been scheduled for a class certification hearing. The *Salazar* lawsuit, a wage and hour related matter, was filed in the Superior Court of Orange County, California, and was removed to the United States District Court for the Central District of California. The class claims of this matter were voluntarily dismissed in November 2011 and are no longer pending. The Company believes these matters are without merit and intends to vigorously contest certification and defend itself through trial or arbitration, if necessary. Additionally, the Company and a subsidiary, The Industrial Fumigant Company, LLC, are named defendants in *Severn*

Peanut Co. and Meherrin Agriculture & Chemical Co. v. Industrial Fumigant Co., et al. The Severn lawsuit, a matter related to a fumigation service, has been filed in the Northern Division of the United States District Court for the Eastern District of North Carolina. The plaintiffs are seeking damages for breach of contract and negligence. The Company believes the lawsuit to be without merit and intends to defend itself vigorously through trial, if necessary. The Company does not believe that any pending claim, proceeding or litigation, either alone or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or liquidity; however, it is possible that an unfavorable outcome of some or all of the matters, however unlikely, could result in a charge that might be material to the results of an individual quarter or year.

Orkin is involved in certain environmental matters primarily arising in the normal course of business. In the opinion of management, the Company's liability under any of these matters would not and did not materially affect its financial condition, results of operations or liquidity.

Item 4 Mine Safety Disclosures.

Not applicable.

Item 4.A. Executive Officers of the Registrant.

Each of the executive officers of the Company was elected by the Board of Directors to serve until the Board of Directors' meeting immediately following the next Annual Meeting of Stockholders or until his earlier removal by the Board of Directors or his resignation. The following table lists the executive officers of the Company and their ages, offices with the Company, and the dates from which they have continually served in their present offices with the Company.

Name	Age	Office with Registrant	Date First Elected to Present Office
R. Randall Rollins (1)	80	Chairman of the Board of Directors	10/22/1991
Gary W. Rollins (1) (2)	67	Chief Executive Officer, President and Chief Operating Officer	7/24/2001
Harry J. Cynkus (3)	62	Senior Vice President, Chief Financial Officer and Treasurer	5/28/1998
Tom Luczynski (4)	55	Secretary	5/4/2010
Eugene Iarocci (5)	65	Vice President	2/22/2011
Bob Wanzer (6)	58	Vice President	2/22/2011
John Wilson (7)	54	Vice President	2/22/2011

(1) R. Randall Rollins and Gary W. Rollins are brothers.

(2) Gary W. Rollins was elected to the office of President and Chief Operating Officer in January 1984. He was elected to the additional office of Chief Executive Officer in July 2001. In February 2004, he was named Chairman of Orkin, LLC.

(3) Harry J. Cynkus joined Rollins in 1998 as CFO and corporate treasurer, was named vice president in 2009 and elevated to senior vice president in 2010. He began his career with Arthur Andersen & Co. in Boston and has held various financial and information technology positions with several companies throughout the U.S., including Tyco International, ARAMARK Services, Initial USA, Brach & Brock Confections and Mayer Electric Supply Co, Inc. His professional memberships include the American Institute of Certified Public Accountants and the Financial Executives Institute (FEI). He also previously served on FEI's National Committee on Finance and Information Technology.

(4) Tom Luczynski assumed responsibilities as corporate secretary on May 4, 2010. Currently also serving as vice president of Orkin international development, franchising and support services, Mr. Luczynski

joined the company in 1985 as manager of reporting and was promoted to vice president of Orkin finance in 1995. Prior to joining Rollins, Mr. Luczynski held financial positions with Revere Copper and Brass and Keytek-Elco Corporation. Mr. Luczynski is active in the pest control industry and has previously served on various industry board committees. In addition, he has served as president of the Atlanta chapter of FEI and president of the Atlanta chapter of the Institute of Management Accountants.

(5) Eugene Iarocci joined the Company in 2003 and has more than 20 years experience in multi-unit management with a number of service and manufacturing industries, including Union Carbide Corporation where he worked for 24 years. He has served as Region Manager in Louisiana, Division Vice President and President of Orkin's Atlantic Division. Mr. Iarocci currently serves as Rollins' Vice President of Corporate Administration.

(6) Bob Wanzer joined the Company with the acquisition of HomeTeam Pest Defense in 2008. He joined HomeTeam Pest Defense as President in 1998, became Chief Operating Officer in 2003 and CEO in 2007. Prior to joining HomeTeam, Mr. Wanzer served as Regional Vice President and Regional Manager of Tru-Green / Chemlawn. Previously, Mr. Wanzer was employed as Regional General Manager for Emery Worldwide, a national provider of domestic and international airfreight delivery services. In addition, he has served on the Boards of Directors for both the Professional Pest Management Alliance and the National Pest Management Association. Mr. Wanzer now serves as Chief Operating Officer for the Company's wholly-owned subsidiaries HomeTeam Pest Defense, Orkin Canada, Western Pest Services, The Industrial Fumigant Company and Waltham Services.

(7) John Wilson joined the Company in 1996 and has held various positions of increasing responsibility, serving as a technician, sales inspector, branch manager, region manager, vice president and division president. His most senior positions have included Southeast Division president, Atlantic Division vice president and Central Commercial region manager. Mr. Wilson currently serves as President of Orkin USA.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Common Stock of the Company is listed on the New York Stock Exchange and is traded on the Philadelphia, Chicago and Boston Exchanges under the symbol ROL. The high and low prices of the Company's common stock and dividends paid for each quarter in the years ended December 31, 2011 and 2010 (all prices and data have been adjusted for the three-for-two stock split effective December 10, 2010) were as follows:

STOCK PRICES AND DIVIDENDS
Rounded to the nearest $.01

2011	Stock Price High	Stock Price Low	Dividends Paid Per Share	2010	Stock Price High	Stock Price Low	Dividends Paid Per Share
First Quarter	$ 20.31	$ 18.29	$ 0.07	First Quarter	$ 15.21	$ 12.23	$ 0.06
Second Quarter	$ 21.19	$ 18.87	$ 0.07	Second Quarter	$ 15.32	$ 13.43	$ 0.06
Third Quarter	$ 21.60	$ 16.51	$ 0.07	Third Quarter	$ 15.69	$ 13.36	$ 0.06
Fourth Quarter	$ 23.74	$ 17.30	$ 0.07	Fourth Quarter	$ 19.33	$ 15.13	$ 0.06

The number of stockholders of record as of January 31, 2012 was 2,071.

On January 24, 2012 the Board of Directors approved a quarterly cash dividend per common share of $0.08 payable March 9, 2012 to stockholders of record at the close of business February 10, 2012. The Company expects to continue to pay cash dividends to the common stockholders, subject to the earnings and financial condition of the Company and other relevant factors.

Issuer Purchases of Equity Securities

During the year ended December 31, 2011, the Company repurchased 1.5 million shares at a weighted average price of $18.68 with 1.9 million shares repurchased in 2010 at a weighted average price of $13.95. In total, there are 1.1 million additional shares authorized to be repurchased under prior Board approval. The program does not have an expiration date. All share and per share repurchases are adjusted for the 3-for-2 stock split effective December 10, 2010.

Period	Total Number of Shares Purchased (1)	Weighted Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Repurchase Plans (2)	Maximum Number of Shares that May Yet Be Purchased Under the Repurchase Plans
October 1 to 31, 2011	4,675	$ 21.54	—	1,149,964
November 1 to 30, 2011	73,450	$ 19.84	70,000	1,079,964
December 1 to 31, 2011	—	$ —	—	1,079,964
Total	78,125	$ 19.94	70,000	1,079,964

(1) Includes repurchases in connection with exercise of employee stock options in the following amounts: October 2011: 4,675; November: 3,450; December 2011: 0

(2) Repurchased under the October 2008 plan to repurchase up to 7.5 million shares of the Company's common stock. The plan has no expiration date.

PERFORMANCE GRAPH

The following graph sets forth a five year comparison of the cumulative total stockholder return based on the performance of the stock of the Company as compared with both a broad equity market index and an industry index. The indices included in the following graph are the S&P 500 Index and the S&P 500 Commercial Services Index.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*


DOLLARS
300
250
200
150
100
50
0
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
Rollins, Inc.
S&P 500 Index
Peer Group Index

ASSUMES INITIAL INVESTMENT OF $100
*TOTAL RETURN ASSUMES REINVESTMENT OF DIVIDENDS
NOTE: TOTAL RETURNS BASED ON MARKET CAPITALIZATION

Item 6. Selected Financial Data.

The following summary financial data of Rollins highlights selected financial data and should be read in conjunction with the financial statements included elsewhere in this document.

FIVE-YEAR FINANCIAL SUMMARY

Rollins, Inc. and Subsidiaries

All earnings per share and dividends per share have been adjusted for the 2010 three-for-two stock split effective December 10, 2010.

STATEMENT OF OPERATIONS DATA:

	Years ended December 31,				
(in thousands except per share data)	**2011**	2010	2009	2008	2007
Revenues	**$ 1,205,064**	$ 1,136,890	$ 1,073,958	$ 1,020,564	$ 894,920
Income Before Income Taxes	**161,096**	143,545	126,291	112,954	104,913
Net Income	**100,711**	90,002	83,984	68,934	64,731
Earnings Per Share – Basic:	**0.69**	0.61	0.56	0.46	0.43
Earnings Per Share – Diluted:	**0.69**	0.61	0.56	0.45	0.43
Dividends paid per share	**0.28**	0.24	0.19	0.17	0.13
OTHER DATA:					
Net cash provided by operating activities	**$ 154,647**	$ 124,053	$ 110,846	$ 90,744	$ 88,762
Net cash used in investing activities	**(29,154)**	(47,645)	(26,562)	(166,717)	(22,754)
Net cash provided by (used in) financing activities	**(99,427)**	(65,497)	(89,753)	21,032	(59,798)
Depreciation	**15,112**	15,975	15,874	14,205	13,677
Amortization of intangible assets	**22,391**	20,433	21,295	19,238	13,391
Capital expenditures	**$ (18,652)**	$ (13,036)	$ (15,740)	$ (14,815)	$ (16,244)
BALANCE SHEET DATA AT END OF YEAR:					
Current assets	**$ 175,822**	$ 151,021	$ 120,530	$ 116,838	$ 160,240
Total assets	**645,650**	619,014	566,496	572,517	475,228
Line of credit	**—**	26,000	30,000	65,000	—
Stockholders' equity	**$ 323,997**	$ 297,970	$ 264,566	$ 228,433	$ 233,553
Number of shares outstanding at year-end	**146,251**	147,181	148,357	150,062	150,954

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

The Company

Rollins, Inc. (the "Company") was originally incorporated in 1948 under the laws of the state of Delaware as Rollins Broadcasting, Inc. The Company is an international service company with headquarters located in Atlanta, Georgia, providing pest and termite control services through its wholly-owned subsidiaries to both residential and commercial customers in North America with international franchises in Central America, the Caribbean, the Middle East, Asia, the Mediterranean, Europe and Africa. Services are performed through a contract that specifies the treatment specifics and the pricing arrangement with the customer.

RESULTS OF OPERATIONS

(in thousands)	Years ended December 31, 2011	2010	2009	% better/(worse) as compared to prior year 2011	2010
Revenues	**$ 1,205,064**	$ 1,136,890	$ 1,073,958	**6.0%**	5.9%
Cost of services provided	**616,842**	583,089	551,002	**(5.8)**	(5.8)
Depreciation and amortization	**37,503**	36,408	37,169	**(3.0)**	2.0
Sales, general and administrative	**388,710**	373,288	355,590	**(4.1)**	(5.0)
Loss on sales/impairment of assets, net	**405**	123	2,942	**(229.3)**	95.8
Interest expense	**508**	437	964	**(16.2)**	54.7
Income before income taxes	**161,096**	143,545	126,291	**12.2**	13.7
Provision for income taxes	**60,385**	53,543	42,307	**(12.8)**	(26.6)
Net income	**$ 100,711**	$ 90,002	$ 83,984	**11.9%**	7.2%

General Operating Comments

2011 marked the Company's 14th consecutive year of reporting improved results, with 2011 concluding with record revenues and profits. Last year (2011) the Company's revenue grew 6.0%, with growth in all lines of service.

Results of Operations—2011 Versus 2010

Overview

The Company's gross margin increased slightly to 48.8% for 2011 from 48.7% in 2010. Sales, general and administrative expense decreased in 2011 to 32.3% of revenue versus 32.8% in 2010. The Company experienced a reduction in its depreciation and amortization margin to 3.1% in 2011 versus 3.2% in 2010 due to several assets being fully depreciated, partially offset by amortization of intangible assets acquired in 2010. The Company had net income of $100.7 million compared to $90.0 million in 2010, an 11.9% increase. Net profit margin improved to 8.4% in 2011 from 7.9% in 2010.

Revenues

Revenues for the year ended December 31, 2011 were $1.2 billion, an increase of $68.2 million or 6.0% from 2010 revenues of $1.1 billion. Commercial pest control represented approximately 42.0% of the Company's business in 2011 and grew 6.0% in 2011 due to increases in sales, bed bug revenues and revenues from 2010 acquisitions. Residential pest control represented approximately 40.0% of the Company's business and increased 7.7% driven by increased leads, closure and pricing. The Company's termite business, which represented approximately 18.0% of the Company's revenue, grew 2.8% in 2011 due to increases in ancillary services sales as well as the Company's expanded sales force and price increases.

The Company's foreign operations accounted for approximately 8% of total revenues for the years ended December 31, 2011 and 2010. The Company established new franchises in China and two locations in Nigeria for a total of 18 and 16 international franchises at December 31, 2011 and 2010, respectively. Orkin had 76 and 72 total domestic and international franchises at December 31, 2011 and 2010, respectively.

Cost of Services Provided

For the twelve months ended December 31, 2011 cost of services provided increased $33.8 million or 5.8%, compared to the twelve months ended December 31, 2010. Gross margin for the year was 48.8% for 2011 and 48.7% for 2010. While all costs increased during the year due to the Company's 2010 acquisitions, fleet expenses were marginally better due to better routing and scheduling and telephone costs were down marginally due to cost controls.

Depreciation and Amortization

For the twelve months ended December 31, 2011, depreciation and amortization increased $1.1 million, or 3.0% compared to the twelve months ended December 31, 2010. The increase is due to amortization of intangible assets acquired in 2010, partially offset several assets being fully depreciated.

Sales, General and Administrative

For the twelve months ended December 31, 2011, sales, general and administrative (SG&A) expenses increased $15.4 million, or 4.1% compared to the twelve months ended December 31, 2010 representing 32.3% of revenues compared to 32.8% of revenues in the prior year. As a percentage of revenues, SG&A decreased due to reductions in professional services related to the Company's 2010 pricing study and reduced salaries as a percentage of revenues as the Company continues to maximize efficiency in its workforce.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2011 was $0.5 million, an increase of $0.1 million compared to $0.4 million in 2010 due interest on acquisition related payables and outstanding debt during the year.

Loss on Sales/Impairment of assets, Net

Loss on Sales/Impairment of assets, net increased to $0.4 million loss for the year ended December 31, 2011 compared to $0.1 million loss in 2010. The Company recognized an impairment on software related to terminated projects for approximately $0.5 million in 2011.

Taxes

The Company's effective tax rate was 37.5% in 2011 compared to 37.3% in 2010, due primarily to difference in state tax rates.

Results of Operations—2010 Versus 2009

Overview

The Company's gross margin remained flat at 48.7% for 2010 and 2009. Sales, general and administrative expense showed an improvement in 2010 lowering to 32.8% of revenue versus 33.1% in 2009. The Company experienced a reduction in its depreciation and amortization margin to 3.2% in 2010 versus 3.5% in 2009, due to amortization of intangible assets of several older acquisitions being fully amortized. The Company had net income of $90.0 million compared to $84.0 million in 2009, a 7.2% increase. Net profit margin improved to 7.9% in 2010 from 7.8% in 2009.

Revenues

Revenues for the year ended December 31, 2010 were $1.137 billion, an increase of $62.9 million or 5.9% from 2009 revenues of $1.074 billion. Commercial pest control represented approximately 42.0% of the Company's business in 2010 and grew 6.9% in 2010 due to increases in sales and improved retention. Residential pest control represented approximately 39.0% of the Company's business and increased 5.5% driven by increased leads, closure and pricing. The Company's termite business, which represented approximately 19.0% of the Company's revenue, grew 3.5% in 2010 due to increases in ancillary services sales as well as the Company's expanded sales force.

The Company's foreign operations accounted for approximately 8% and 7% of total revenues for the years ended December 31, 2010 and 2009, respectively. The Company established new franchises in Jamaica, Ireland and Turkey for a total of sixteen international franchises at December 31, 2010. Orkin had 72 and 65 total domestic and international franchises at December 31, 2010 and 2009, respectively.

Cost of Services Provided

For the twelve months ended December 31, 2010 cost of services provided increased $32.1 million or 5.8%, compared to the twelve months ended December 31, 2009. Gross margins for the year remained flat at 48.7% for 2010 and 2009. Overall reductions in insurance and risk related costs as well as service salaries were offset by increased cost of fuel as well as higher personnel related costs, primarily health costs and employment taxes.

Depreciation and Amortization

For the twelve months ended December 31, 2010, depreciation and amortization decreased $0.8 million, or 2.0% compared to the twelve months ended December 31, 2009. The decrease is due to amortization of intangible assets acquired related to several older acquisitions by Orkin becoming fully amortized, partially offset by additional intangible asset amortization associated with the acquisition of Waltham Services and other smaller acquisitions.

Sales, General and Administrative

For the twelve months ended December 31, 2010, sales, general and administrative expenses increased $17.7 million, or 5.0% compared to the twelve months ended December 31, 2009 representing 32.8% of revenues compared to 33.1% of revenues in the prior year. The increase in total dollars primarily reflects higher personnel related cost due to higher health insurance expense, employment taxes, sales cost and consulting work while advertising and promotion costs declined. Overall costs rose at a lesser rate than revenue, reducing the costs as a percent of revenue.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2010 was a $0.4 million, a decrease of $0.5 million compared to $1.0 million in 2009 due to average debt outstanding over the full year being less than the prior year and an increase in cash on hand.

Loss on Sales/Impairment of assets, Net

Loss on Sales/Impairment of assets, net improved to $0.1 million loss for the year ended December 31, 2010 compared to $2.9 million loss in 2009 due to an impairment of assets charge of $2.9 million attributed to a write down of the Company's routing and scheduling initiative in 2009.

Taxes

The Company's effective tax rate was 37.3% in 2010 compared to 33.5% in 2009. The reduced rate in 2009 was due to a tax benefit by converting several of Rollins, Inc.'s wholly-owned subsidiaries from C corporations to limited liability companies partially offset by taxes on repatriation of Canadian cash to the United States from Orkin, Inc.'s wholly-owned subsidiary Orkin Canada.

Liquidity and Capital Resources

Cash and Cash Flow

The Company's cash and cash equivalents at December 31, 2011, 2010, and 2009 were $46.3 million, $20.9 million and $9.5 million, respectively.

	Years ended December 31,		
(in thousands)	**2011**	2010	2009
Net cash provided by operating activities	**$ 154,647**	$ 124,053	$ 110,846
Net cash used in investing activities	**(29,154)**	(47,645)	(26,562)
Net cash provided by (used in) financing activities	**(99,427)**	(65,497)	(89,753)
Effect of exchange rate changes on cash	**(704)**	498	1,257
Net increase/(decrease) in cash and cash equivalents	**$ 25,362**	$ 11,409	$ (4,212)

The Company's operations generated cash of $154.6 million for the year ended December 31, 2011 primarily from net income of $100.7 million, compared with cash provided by operating activities of $124.1 million in 2010 and $110.8 million in 2009. The Company believes its current cash and cash equivalents balances, future cash flows expected to be generated from operating activities and available borrowings under its $175.0 million credit facility will be sufficient to finance its current operations and obligations, and fund expansion of the business for the foreseeable future.

The Company made contributions totaling $4.9 million to the Rollins, Inc. and its wholly-owned subsidiaries defined benefit retirement plans (the "Plans") during the year ended December 31, 2011 and $5.2 million and $5.0 million during the years ended December 31, 2010 and 2009, respectively, as a result of the Plans' funding status. The Company is considering making contributions to its Plans of approximately $5.0 million during fiscal 2012. In the opinion of management, additional Plan contributions will not have a material effect on the Company's financial position, results of operations or liquidity.

The Company used $29.2 million on investing activities for the year ended December 31, 2011 compared to $47.6 million and $26.6 million during 2010 and 2009, respectively, and of that, invested approximately $18.7 million in capital expenditures during the 2011 compared to $13.0 million and $15.7 million during 2010 and 2009, respectively. Capital expenditures for the year consisted primarily of equipment replacements and technology related projects. The Company expects to invest between $15.0 million and $20.0 million in 2012 in capital expenditures. During 2011, the Company's subsidiaries acquired several small companies totaling $11.4 million compared to $34.8 million in acquisitions during 2010 and $11.0 million in 2009. The expenditures for the Company's acquisitions were primarily funded by cash on hand and borrowings under a senior unsecured revolving credit facility. The Company continues to seek new acquisitions.

The Company used cash of $99.4 million on financing activities for the year ended December 31, 2011. A total of $41.1 million was paid in cash dividends ($0.28 per share) during the year ended December 31, 2011, compared to $35.5 million ($0.24 per share) during the year ended December 31, 2010 and $27.9 million ($0.1867 per share) in 2009. The Company used $30.2 million to repurchase 1.5 million shares of its common stock on the open market at a weighted average price of $18.68 per share during 2011 compared to $29.7 million to purchase 1.9 million shares at an average price of $13.95 in 2010 and $29.1 million to purchase 2.5 million shares at a weighted average price of $11.02 in 2009. There are 1.1 million shares authorized remaining to be repurchased under prior Board approval.

On March 28, 2008, the Company entered into a Revolving Credit Agreement with SunTrust Bank and Bank of America, N.A. for an unsecured line of credit of up to $175.0 million, which includes a $75.0 million letter of credit subfacility, and a $10.0 million swingline subfacility. As of December 31, 2011, no borrowings were outstanding under the line of credit or under the swingline subfacility. The Company maintains approximately $31.3 million in letters of credit. These letters of credit are required by the Company's fronting insurance companies and/or certain states, due to the Company's self-insured status, to secure various workers' compensation and casualty insurance contracts coverage. The Company believes that it has adequate liquid assets, funding sources and insurance accruals to accommodate such claims.

The Revolving Credit Agreement is guaranteed by Rollins' domestic subsidiaries. The maturity date of the Credit Agreement is March 27, 2013. Revolving loans under the Revolving Credit Agreement bear interest at one of the following two rates, at the Company's election:

- the Base Rate, which is the highest of SunTrust Bank's "prime rate" for the day of the borrowing, a fluctuating rate per annum equal to the Federal Funds Rate plus 0.50% or the Adjusted LIBOR Rate determined on a daily basis for an interest period of one month; or
- with respect to any Eurodollar borrowings, Adjusted LIBOR (which equals LIBOR as increased to account for the maximum reserve percentages established by the U.S. Federal Reserve) plus an additional amount, which varies between .50% and .75%, based upon Rollins' then-current debt-to-EBITDA ratio. As of December 31, 2011, the additional rate allocated was .50%.

The Revolving Credit Agreement contains customary terms and conditions, including, without limitation, certain financial covenants including covenants restricting the Company's ability to incur certain indebtedness or liens, or to merge or consolidate with or sell substantially all of its assets to another entity. Further, the Revolving Credit Agreement contains financial covenants restricting the Company's ability to permit the ratio of the Company's consolidated debt to EBITDA to exceed certain limits.

The Company remained in compliance with applicable debt covenants at December 31, 2011 and expects to maintain compliance throughout 2012.

Litigation

For discussion on the Company's legal contingencies, see note 12 to the accompanying financial statements.

Off Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

Other than the operating leases disclosed in the table that follows, the Company has no material off balance sheet arrangements.

The impact that the Company's contractual obligations as of December 31, 2011 are expected to have on our liquidity and cash flow in future periods is as follows:

	Payments due by period				
Contractual obligations (in thousands)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Business combination related liabilities	$ 6,744	$ 3,704	$ 3,022	$ 18	$ —
Non-cancelable operating leases	83,185	31,878	38,442	11,660	1,205
Unrecognized Tax Positions (1)	1,264	1,264	—	—	—
Total (2)	$ 91,193	$ 36,846	$ 41,464	$ 11,678	$ 1,205

(1) These amounts represent expected payments with interest for unrecognized tax benefits as of December 31, 2011. Uncertain tax positions of $0.7 million are not included due to the uncertainty of the final amount and settlement.

(2) Minimum pension funding requirements are not included as funding will not be required. The Company is considering making contributions to its pension plans of approximately $5.0 million during 2012.

Critical Accounting Policies

The Company views critical accounting policies to be those policies that are very important to the portrayal of our financial condition and results of operations, and that require management's most difficult, complex or subjective judgments. The circumstances that make these judgments difficult or complex relate to the need for management to make estimates about the effect of matters that are inherently uncertain. We believe our critical accounting policies to be as follows:

Accrual for Termite Contracts—The Company maintains an accrual for termite claims representing the estimated costs of reapplications, repairs and associated labor and chemicals, settlements, awards and other costs relative to termite control services. Factors that may impact future cost include termiticide life expectancy and government regulation. It is significant that the actual number of claims has decreased in recent years due to changes in the Company's business practices. However, it is not possible to precisely predict future significant claims. Accrual for termite contracts are included in other current liabilities and long-term accrued liabilities on the Company's consolidated statements of financial position.

Accrued Insurance—The Company self-insures, up to specified limits, certain risks related to general liability, workers' compensation and vehicle liability. The estimated costs of existing and future claims under the self-insurance program are accrued based upon historical trends as incidents occur, whether reported or unreported (although actual settlement of the claims may not be made until future periods) and may be subsequently revised based on developments relating to such claims. The Company contracts an independent third party actuary on a semi-annual basis to provide the Company an estimated liability based upon historical claims information. The actuarial study is a major consideration, along with management's knowledge of changes in business practice and existing claims compared to current balances. The reserve is established based on all these factors. Management's judgment is inherently subjective and a number of factors are outside management's knowledge and control. Additionally, historical information is not always an accurate indication of future events. The Company continues to be proactive in risk management to develop and maintain ongoing programs to reduce claims. Initiatives that have been implemented include pre-employment screening and an annual motor vehicle report required on all its drivers, post-offer physicals for new employees, and pre-hire, random and post-accident drug testing. The Company has improved the time required to report a claim by utilizing a "Red Alert" program that provides serious accident assessment twenty four hours a day and seven days a week and has instituted a modified duty program that enables employees to go back to work on a limited-duty basis.

Revenue Recognition—The Company's revenue recognition policies are designed to recognize revenues at the time services are performed. For certain revenue types, because of the timing of billing and the receipt of cash versus the timing of performing services, certain accounting estimates are utilized. Residential and commercial pest control services are primarily recurring in nature on a monthly, bi-monthly or quarterly basis, while certain types of commercial customers may receive multiple treatments within a given month. In general, pest control customers sign an initial one-year contract, and revenues are recognized at the time services are performed. For pest control customers, the Company offers a discount for those customers who prepay for a full year of services. The Company defers recognition of these advance payments and recognizes the revenue as the services are rendered. The Company classifies the discounts related to the advance payments as a reduction in revenues. Termite baiting revenues are recognized based on the delivery of the individual units of accounting. At the inception of a new baiting services contract upon quality control review of the installation, the Company recognizes revenue for the installation of the monitoring stations, initial directed liquid termiticide treatment and servicing of the monitoring services. A portion of the contract amount is deferred for the undelivered monitoring element. This portion is recognized as income on a straight-line basis over the remaining contract term, which results in recognition of revenue in a pattern that approximates the timing of performing monitoring visits. The allocation of the purchase price to the two deliverables is based on the relative selling price. There are no contingencies related to the delivery of additional items or meeting other specified performance conditions. Baiting renewal revenue is deferred and recognized over the annual contract period on a straight-line basis that approximates the timing of performing the required monitoring visits.

Revenue received for termite renewals is deferred and recognized on a straight-line basis over the remaining contract term; and, the cost of reinspections, reapplications and repairs and associated labor and chemicals are expensed as incurred. For outstanding claims, an estimate is made of the costs to be incurred (including legal costs) based upon current factors and historical information. The performance of reinspections tends to be close to the contract renewal date and while reapplications and repairs involve an insubstantial number of the contracts, these costs are incurred over the contract term. As the revenue is being deferred, the future cost of reinspections, reapplications and repairs and associated labor and chemicals applicable to the deferred revenue are expensed as incurred. The Company accrues for noticed claims. The costs of providing termite services upon renewal are compared to the expected revenue to be received and a provision is made for any expected losses.

All revenues are reported net of sales taxes.

Contingency Accruals—The Company is a party to legal proceedings with respect to matters in the ordinary course of business. In accordance with FASB ASC Topic 450 *"Contingencies,"* the Company estimates and accrues for its liability and costs associated with the litigation. Estimates and accruals are determined in consultation with outside counsel. Because it is not possible to accurately predict the ultimate result of the litigation, judgments concerning accruals for liabilities and costs associated with litigation are inherently uncertain and actual liabilities may vary from amounts estimated or accrued. However, in the opinion of management, the outcome of the litigation will not have a material adverse impact on the Company's financial condition or results of operations. Contingency accruals are included in other current liabilities and long-term accrued liabilities on the Company's consolidated statements of financial position.

Defined benefit pension plans—In 2002, the Company ceased all future benefit accruals under the Rollins, Inc. defined benefit plan, although the Company remains obligated to provide employees benefits earned through March 2002. The Company has other smaller pension plans related to acquisitions included in note 13 to the Company's financial statements. The Company accounts for these defined benefit plans in accordance with FASB ASC Topic 715 *"Compensation-Retirement Benefits,"* and engages an outside actuary to calculate its obligations and costs. With the assistance of the actuary, the Company evaluates the significant assumptions used on a periodic basis including the estimated future return on plan assets, the discount rate, and other factors, and makes adjustments to these liabilities as necessary.

The Company chooses an expected rate of return on plan assets based on historical results for similar allocations among asset classes, the investments strategy, and the views of our investment adviser. Differences between the expected long-term return on plan assets and the actual return are amortized over future years. Therefore, the net deferral of past asset gains (losses) ultimately affects future pension expense. The Company's assumption for the expected return on plan assets is 7% which is unchanged from the prior year.

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company utilizes a yield curve approach. The approach utilizes an economic model whereby the Company's expected benefit payments over the life of the plans is forecasted and then compared to a portfolio of corporate bonds that will mature at the same time that the benefit payments are due in any given year. The economic model then calculates the one discount rate to apply to all benefit payments over the life of the plan which will result in the same total lump sum as the payments from the corporate bonds. The discount rate was 5.01% as of December 31, 2011 compared to 5.51% in 2010 and 6.01% in 2009. A lower discount rate increases the present value of benefit obligation.

As set forth in note 13 to the Company's financial statements, included among the asset categories for the Plan's investments are real estate, tactical composite and alternative investments comprised of investments in real estate and hedge funds. These investments are categorized as level 3 investments and are valued using significant non-observable inputs which do not have a readily determinable fair value. In accordance with ASU No. 2009-12 *"Investments In Certain Entities That Calculate Net Asset Value per Share (Or Its Equivalent),"* these investments are valued based on the net asset value per share calculated by the funds in which the plan has invested. These valuations are subject to judgments and assumptions of the funds which may prove to be incorrect, resulting in risks of incorrect valuation of these investments. The Company seeks to mitigate against these risks by evaluating the appropriateness of the funds' judgments and assumptions by reviewing the financial data included in the funds' financial statements for reasonableness.

As of December 31, 2011, the defined benefit plans were under-funded and the recorded change within accumulated other comprehensive income increased stockholders' equity by $24.4 million before tax and $14.9 million after tax.

New Accounting Standards

Recently issued accounting standards to be adopted in 2012

In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13, Multiple-Deliverable Revenue Arrangements, or "ASU 2009-13." ASU 2009-13 establishes the accounting and reporting guidance for arrangements that include multiple revenue-generating activities, and provides amendments to the criteria for separating deliverables, and measuring and allocating arrangement consideration to one or more units of accounting. The amendments in ASU 2009-13 also establish a hierarchy for determining the selling price of a deliverable. Enhanced disclosures are also required to provide information about a vendor's multiple-deliverable revenue arrangements, including information about the nature and terms of the arrangement, significant deliverables, and the vendor's performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or January 1, 2011 for us. The adoption of ASU 2009-13 did not have a material impact on our financial position or results of operations.

In September 2011, the FASB issued ASU 2011-08 which provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, an entity can choose to early adopt even if its annual test date is before the issuance of the final standard, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. The adoption of this ASU is not expected to significantly impact our consolidated financial statements.

In December 2011, the FASB issued an Accounting Standards Update ("ASU") *Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11") to Topic 210, Balance Sheet. The update requires new disclosures about balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective December 1, 2013 and is to be applied retrospectively. This guidance does not amend the existing guidance on when it is appropriate to offset; as a result, we do not expect this guidance to have a material effect on our financial statements.

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income (ASU 2011-05). This standard eliminated the option to report other comprehensive income and its components in the statement of changes in equity. Under this standard, an entity can elect to present items of net income and other comprehensive income in one continuous statement—referred to as the statement of comprehensive income—or in two separate, but consecutive, statements. In December 2011, the FASB issued Accounting Standards Update No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (ASU 2011-12). ASU 2011-12 defers the effective date of the requirement in ASU 2011-05 to disclose on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. All other requirements of ASU 2011-05 are not affected by ASU 2011-12. The Company adopted ASU 2011-05 effective December 31, 2011 and deferred certain disclosures as allowed under ASU 2011-12. ASU 2011-05 did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows. The expiration of deferral allowed by ASU 2011-12 is not expected to have a significant effect on our consolidated financial statements.

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding the Company's belief that its levels of supplies will alleviate the potential short-term shortage in availability from its suppliers; management's belief that environmental remediation costs estimated to be incurred are not material to the Company's financial condition or operating results; the outcome of litigation, as discussed in the Legal Proceedings section and elsewhere, and the Company's belief that such litigation will not have a material adverse effect on the Company's financial condition, results of operations or liquidity; the Company's expectation to continue its payment of cash dividends; the adequacy of the Company's resources and borrowings to fund operations and obligations; management's belief that any additional pension plan contributions will not have a material effect on the Company's financial position, results of operation or liquidity; the Company's projected 2012 capital expenditures; the Company's expectation to maintain compliance with the covenants contained in its Revolving Credit Agreement throughout 2012; the impact and amount of the Company's contractual obligations; the impact of recent accounting pronouncements; and interest rate risks and foreign exchange currency risk on the Company's financial position, results of operations and liquidity. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks, timing and uncertainties including, without limitation, the possibility of an adverse ruling against the Company in pending litigation; general economic conditions; market risk; changes in industry practices or technologies; the degree of success of the Company's termite process reforms and pest control selling and treatment methods; the Company's ability to identify potential acquisitions; climate and weather trends; competitive factors and pricing practices; potential increases in labor costs; and changes in various government laws and regulations, including environmental regulations. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market Risk

The Company maintains an investment portfolio subject to short-term interest rate risk exposure. The Company is also subject to interest rate risk exposure through borrowings on its $175 million credit facility. Currently, the Company has no outstanding borrowings. However, the Company does maintain approximately $31.3 million in Letters of Credit. The Company is also exposed to market risks arising from changes in foreign exchange rates. The Company believes that this foreign exchange rate risk will not have a material effect upon the Company's results of operations or financial position going forward.

MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

To the Stockholders of Rollins, Inc.:

The management of Rollins, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Rollins, Inc. maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded against loss or unauthorized use and that the financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. The internal control system is augmented by written policies and procedures, an internal audit program and the selection and training of qualified personnel. This system includes policies that require adherence to ethical business standards and compliance with all applicable laws and regulations.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of internal controls over financial reporting, as of December 31, 2011 based on criteria established in Internal Control—Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management's assessment is that Rollins, Inc. maintained effective internal control over financial reporting as of December 31, 2011.

The independent registered public accounting firm, Grant Thornton LLP has audited the consolidated financial statements as of and for the year ended December 31, 2011, and has also issued their report on the effectiveness of the Company's internal control over financial reporting, included in this report on page 35.

/s/ GARY W. ROLLINS	/s/ HARRY J. CYNKUS
Gary W. Rollins *Chief Executive Officer, President and Chief Operating Officer*	Harry J. Cynkus *Senior Vice President, Chief Financial Officer and Treasurer*

Atlanta, Georgia
February 28, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
Rollins, Inc.

We have audited Rollins, Inc. (a Delaware Corporation) and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Rollins, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Rollins, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive earnings, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 28, 2012 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
February 28, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Board of Directors and Shareholders Rollins, Inc.

We have audited the accompanying consolidated statements of financial position of Rollins, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rollins, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 28, 2012 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
February 28, 2012

Item 8. Financial Statements and Supplementary Data.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Rollins, Inc. and Subsidiaries

At December 31, (in thousands except share information)	2011	2010
ASSETS		
Cash and cash equivalents	**$ 46,275**	$ 20,913
Trade receivables, net of allowance for doubtful accounts of $6,738 and $6,694, respectively	**61,687**	59,389
Financed receivables, short-term, net of allowance for doubtful accounts of $1,691 and $1,531, respectively	**11,659**	11,044
Materials and supplies	**11,125**	11,899
Deferred income taxes	**31,272**	27,396
Other current assets	**13,804**	20,380
Total Current Assets	**175,822**	151,021
Equipment and property, net	**76,858**	74,013
Goodwill	**211,019**	210,779
Customer contracts, net	**108,348**	117,291
Other intangible assets, net	**29,178**	30,265
Deferred income taxes	**22,604**	15,106
Financed receivables, long-term, net of allowance for doubtful accounts of $1,309 and $1,169, respectively	**11,298**	10,193
Other assets	**10,523**	10,346
Total Assets	**$ 645,650**	$ 619,014
LIABILITIES		
Accounts payable	**22,584**	25,940
Accrued insurance	**21,844**	18,652
Accrued compensation and related liabilities	**61,137**	61,817
Unearned revenue	**85,636**	85,489
Line of credit	**—**	26,000
Other current liabilities	**34,650**	28,543
Total current liabilities	**225,851**	246,441
Accrued insurance, less current portion	**27,516**	27,221
Accrued pension	**31,867**	12,515
Long-term accrued liabilities	**36,419**	34,867
Total Liabilities	**321,653**	321,044
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Preferred stock, without par value; 500,000 authorized, zero shares issued	**—**	—
Common stock, par value $1 per share; 250,000,000 and 170,000,000 shares authorized, respectively, 146,250,934 and 147,181,472 shares issued, respectively	**146,251**	147,181
Paid in capital	**36,554**	27,816
Accumulated other comprehensive loss	**(48,090)**	(32,490)
Retained earnings	**189,282**	155,463
Total Stockholders' Equity	**323,997**	297,970
Total Liabilities and Stockholders' Equity	**$ 645,650**	$ 619,014

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Rollins, Inc. and Subsidiaries

Years ended December 31, (in thousands except per share data)	**2011**	2010	2009
REVENUES			
Customer services	**$ 1,205,064**	$ 1,136,890	$ 1,073,958
COSTS AND EXPENSES			
Cost of services provided	**616,842**	583,089	551,002
Depreciation and amortization	**37,503**	36,408	37,169
Sales, general and administrative	**388,710**	373,288	355,590
Loss on sales/impairment of assets, net	**405**	123	2,942
Interest expense	**508**	437	964
	1,043,968	993,345	947,667
INCOME BEFORE INCOME TAXES	**161,096**	143,545	126,291
PROVISION FOR INCOME TAXES			
Current	**59,601**	51,468	41,873
Deferred	**784**	2,075	434
	60,385	53,543	42,307
NET INCOME	**$ 100,711**	$ 90,002	$ 83,984
INCOME PER SHARE – BASIC	**$ 0.69**	$ 0.61	$ 0.56
INCOME PER SHARE – DILUTED	**$ 0.69**	$ 0.61	$ 0.56
Weighted average shares outstanding – basic	**146,882**	148,030	149,179
Weighted average shares outstanding – diluted	**146,946**	148,231	149,624
DIVIDENDS PAID PER SHARE	**$ 0.28**	$ 0.24	$ 0.19

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

Rollins, Inc. and Subsidiaries

Years ended December 31, (in thousands)	2011	2010	2009
NET INCOME	**$ 100,711**	$ 90,002	$ 83,984
Other comprehensive earnings (loss), net of tax			
Foreign currency translation adjustments	**(708)**	826	2,645
Pension and other postretirement benefit plans	**(14,892)**	(1,189)	(14)
Other comprehensive (loss) earnings	**(15,600)**	(363)	2,631
Comprehensive earnings	**$ 85,111**	$ 89,639	$ 86,615

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Rollins, Inc. and Subsidiaries

(In thousands)	Common Stock Shares	Common Stock Amount	Paid-In-Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at December 31, 2008	**150,061**	**$ 150,061**	**$ 18,087**	**$(34,758)**	**$ 95,043**	**$ 228,433**
Net Income					83,984	83,984
Other Comprehensive Income, Net of Tax						
Pension Liability Adjustment				(14)		(14)
Foreign Currency Translation Adjustments				2,645		2,645
Cash Dividends					(27,853)	(27,853)
Common Stock Purchased (1)	(2,516)	(2,516)			(25,221)	(27,737)
Stock Compensation	695	695	5,337		(232)	5,800
Employee Stock Buybacks and Common Stock Options Exercised	117	117	(955)		(40)	(878)
Excess Tax Benefit on Restricted Stock, Dividend Compensation and Non-Qualified Stock Options			186			186
Balance at December 31, 2009	**148,357**	**$ 148,357**	**$ 22,655**	**$(32,127)**	**$ 125,681**	**$ 264,566**
Net Income					90,002	90,002
Other Comprehensive Income, Net of Tax						
Pension Liability Adjustment				(1,189)		(1,189)
Foreign Currency Translation Adjustments				826	—	826
Cash Dividends					(35,521)	(35,521)
Common Stock Purchased (1)	(1,889)	(1,889)			(24,463)	(26,352)
Stock Compensation	594	594	7,153		(209)	7,538
Employee Stock Buybacks and Common Stock Options Exercised	119	119	(3,177)		(27)	(3,085)
Excess Tax Benefit on Restricted Stock, Dividend Compensation and Non-Qualified Stock Options			1,185			1,185
Balance at December 31, 2010	**147,181**	**$ 147,181**	**$ 27,816**	**$(32,490)**	**$ 155,463**	**$ 297,970**
Net Income					100,711	100,711
Other Comprehensive Income, Net of Tax						
Pension Liability Adjustment				(14,892)		(14,892)
Foreign Currency Translation Adjustments				(708)	—	(708)
Cash Dividends					(41,110)	(41,110)
Common Stock Purchased (1)	(1,458)	(1,458)			(25,782)	(27,240)
Stock Compensation	595	595	6,960		—	7,555
Employee Stock Buybacks and Common Stock Options Exercised	(67)	(67)	(2,838)		—	(2,905)
Excess Tax Benefit on Restricted Stock, Dividend Compensation and Non-Qualified Stock Options			4,616			4,616
Balance at December 31, 2011	**146,251**	**$ 146,251**	**$ 36,554**	**$(48,090)**	**$ 189,282**	**$ 323,997**

(1) Charges to Retained Earnings are from purchases of the Company's Common Stock and its three-for-two stock split effective 12/10/2010.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Rollins, Inc. and Subsidiaries

Years ended December 31, (in thousands)	**2011**	2010	2009
OPERATING ACTIVITIES			
Net Income	**$ 100,711**	$ 90,002	$ 83,984
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**37,503**	36,408	37,169
Provision for deferred income taxes	**784**	2,075	434
Stock based compensation expense	**7,555**	7,538	5,800
Loss on sales/impairments of assets, net	**405**	123	2,942
Excess tax benefits from share-based payments	**(2,367)**	(1,185)	(186)
Provision for bad debts	**8,879**	8,641	9,638
Other, net	**(762)**	(844)	126
Changes in assets and liabilities:			
Trade accounts receivables and other accounts receivables	**(10,663)**	(13,977)	(10,427)
Financed receivables	**(1,855)**	(1,097)	534
Materials and supplies	**837**	(1,391)	1,040
Other current assets	**5,457**	(8,197)	(2,164)
Other non-current assets	**1,894**	(1,473)	(1,407)
Accounts payable and accrued expenses	**5,695**	11,273	(9,898)
Unearned revenue	**(59)**	(2,516)	(2,939)
Accrued insurance	**3,487**	4,398	2,589
Accrued pension	**(4,900)**	(5,176)	(5,000)
Long-term accrued liabilities	**2,046**	(549)	(1,389)
Net cash provided by operating activities	**154,647**	124,053	110,846
INVESTING ACTIVITIES			
Cash used for acquisitions of companies, net of cash acquired	**(11,410)**	(34,764)	(10,966)
Purchase of equipment and property	**(18,652)**	(13,036)	(15,740)
Cash from sales of franchises	**149**	148	56
Proceeds from sales of assets	**759**	7	88
Net cash used in investing activities	**(29,154)**	(47,645)	(26,562)
FINANCING ACTIVITIES			
Payments on line of credit borrowings	**(26,000)**	(4,000)	(35,000)
Cash paid for common stock purchased	**(30,215)**	(29,692)	(29,108)
Dividends paid	**(41,110)**	(35,521)	(27,853)
Book overdrafts in bank accounts	**(4,500)**	2,500	2,000
Proceeds received upon exercise of stock options	**69**	255	493
Principal payments on capital lease obligations	**(38)**	(224)	(471)
Excess tax benefits from share-based payments	**2,367**	1,185	186
Net cash used in financing activities	**(99,427)**	(65,497)	(89,753)
Effect of exchange rate changes on cash	**(704)**	498	1,257
Net increase/(decrease) in cash and cash equivalents	**25,362**	11,409	(4,212)
Cash and cash equivalents at beginning of year	**20,913**	9,504	13,716
Cash and cash equivalents at end of year	**$ 46,275**	$ 20,913	$ 9,504
Supplemental disclosure of cash flow information			
Cash paid for interest	**$ 123**	$ 248	$ 1,031
Cash paid for income taxes, net	**$ 51,983**	$ 60,101	$ 46,431

The accompanying notes are an integral part of these consolidated financial statements

Supplemental Disclosures of Non-Cash Items

Pension—Non-cash (increases) decreases in the minimum pension liability which were (charged) credited to other comprehensive income/(loss) were $(24.5) million, $(1.9) million, and $(23) thousand in 2011, 2010, and 2009, respectively.

Business Combinations—There were no non-cash acquisition of assets in business combinations for the year ended December 31, 2011 and $8.0 million and $2.6 million for 2010 and 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010, and 2009, Rollins, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description—Rollins, Inc. (the "Company") was originally incorporated in 1948 under the laws of the state of Delaware as Rollins Broadcasting, Inc.

The Company is an international service company with headquarters located in Atlanta, Georgia, providing pest and termite control services through its wholly-owned subsidiaries to both residential and commercial customers in North America with domestic franchises and international franchises in Central America, the Caribbean, the Middle East, Asia, the Mediterranean, Europe and Africa.

Orkin, LLC ("Orkin"), a wholly-owned subsidiary of the Company founded in 1901, is one of the world's largest pest and termite control companies. It provides customized services from over 400 locations. Orkin serves customers in the United States, Canada, Central America, the Caribbean, the Middle East, Asia, the Mediterranean, Europe and Africa providing essential pest control services and protection against termite damage, rodents and insects to homes and businesses, including hotels, food service establishments, food manufacturers, retailers and transportation companies. Orkin operates under the Orkin®, and Orkin Canada® trademarks and the Acurid℠ service mark. The Orkin® brand name makes Orkin the most recognized pest and termite company throughout the United States.

Orkin Canada, a wholly-owned subsidiary of Orkin founded in 1952, was acquired by Orkin in 1999. Orkin Canada is Canada's largest pest control provider and a leader in the development of fast, effective and environmentally responsible pest control solutions.

Western Pest Services ("Western"), a wholly-owned subsidiary of the Company founded in 1928, was acquired by Rollins, Inc. in 2004. Western is primarily a commercial pest control service company and its business complements most of the services Orkin offers focusing on the northeastern United States.

The Industrial Fumigant Company ("IFC"), a wholly-owned subsidiary of the Company founded in 1937, was acquired by Rollins, Inc. in 2005. IFC is a leading provider of pest management and sanitation services and products to the food and commodity industries.

HomeTeam Pest Defense ("HomeTeam"), a wholly-owned subsidiary of the Company established in 1996, was acquired by Rollins, Inc. in April 2008. At the time of the acquisition, HomeTeam, with its unique Taexx in the wall system, was recognized as a premier pest control business and ranked as the 4th largest company in the industry. HomeTeam services home builders nationally.

The Company has several smaller wholly-owned subsidiaries that in total make up less than 5% of total revenues.

The Company has only one reportable segment, its pest and termite control business. Revenue, operating profit and identifiable assets for this segment, includes the United States, Canada, Central America, the Caribbean, the Middle East, Asia, the Mediterranean, Europe and Africa. The Company's results of operations and its financial condition are not reliant upon any single customer, few customers or foreign operations.

Principles of Consolidation—The Company's Consolidated Financial Statements include the accounts of Rollins, Inc. and our wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP"). The Company does not consolidate the financial statements of any company in which it has an ownership interest of 50% or less. The Company is not the primary beneficiary of, nor does it have a controlling financial interest in, any variable interest entity. Accordingly, the Company has not consolidated any variable interest entity. The Company reclassified certain prior period amounts, none of which were material, to conform to the current period presentation. All material intercompany accounts and transactions have been eliminated.

Subsequent Events—The Company evaluates its financial statements through the date the financial statements are issued. As of the filing date, February 28, 2012, there were no subsequent events that would affect its financial statements.

Estimates Used in the Preparation of Consolidated Financial Statements—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying notes and financial statements. Actual results could differ from those estimates.

Revenue Recognition—The Company's revenue recognition policies are designed to recognize revenues at the time services are performed. For certain revenue types, because of the timing of billing and the receipt of cash versus the timing of performing services, certain accounting estimates are utilized. Residential and commercial pest control services are primarily recurring in nature on a monthly, bi-monthly or quarterly basis, while certain types of commercial customers may receive multiple treatments within a given month. In general, pest control customers sign an initial one-year contract, and revenues are recognized at the time services are performed. For pest control customers, the Company offers a discount for those customers who prepay for a full year of services. The Company defers recognition of these advance payments and recognizes the revenue as the services are rendered. The Company classifies the discounts related to the advance payments as a reduction in revenues. Termite baiting revenues are recognized based on the delivery of the individual units of accounting. At the inception of a new baiting services contract upon quality control review of the installation, the Company recognizes revenue for the installation of the monitoring stations, initial directed liquid termiticide treatment and servicing of the monitoring services. A portion of the contract amount is deferred for the undelivered monitoring element. This portion is recognized as income on a straight-line basis over the remaining contract term, which results in recognition of revenue in a pattern that approximates the timing of performing monitoring visits. The allocation of the purchase price to the two deliverables is based on the relative selling price. There are no contingencies related to the delivery of additional items or meeting other specified performance conditions. Baiting renewal revenue is deferred and recognized over the annual contract period on a straight-line basis that approximates the timing of performing the required monitoring visits.

Revenue received for termite renewals is deferred and recognized on a straight-line basis over the remaining contract term; and, the cost of reinspections, reapplications and repairs and associated labor and chemicals are expensed as incurred. For outstanding claims, an estimate is made of the costs to be incurred (including legal costs) based upon current factors and historical information. The performance of reinspections tends to be close to the contract renewal date and while reapplications and repairs involve an insubstantial number of the contracts, these costs are incurred over the contract term. As the revenue is being deferred, the future cost of reinspections, reapplications and repairs and associated labor and chemicals applicable to the deferred revenue are expensed as incurred. The Company accrues for noticed claims. The costs of providing termite services upon renewal are compared to the expected revenue to be received and a provision is made for any expected losses.

All revenues are reported net of sales taxes.

The Company's foreign operations accounted for approximately 8% for the years ended December 31, 2011 and 2010 and 7% of total revenues for the year ended December 31, 2009.

Interest income on installment receivables is accrued monthly based on actual loan balances and stated interest rates. Recognition of initial franchise fee revenues occurs when all material services or conditions relating to a new agreement have been substantially performed or satisfied by the Company. Initial franchise fees are treated as unearned revenue in the Statement of Financial Position until such time. Royalties from Orkin franchises are accrued and recognized as revenues as earned on a monthly basis. Gains on sales of pest control customer accounts to franchises are recognized at the time of sale and when collection is reasonably assured.

Allowance for Doubtful Accounts—The Company maintains an allowance for doubtful accounts based on the expected collectability of accounts receivable. Management uses historical collection results as well as accounts receivable aging in order to determine the expected collectability of accounts receivable. Substantially all of the Company's receivables are due from pest control and termite services in the United States and selected international locations. Our allowance for doubtful accounts is determined using a combination of factors to ensure that our receivables are not overstated due to uncollectability. Our established credit evaluation procedures seek to minimize the amount of business we conduct with higher risk customers. Provisions for doubtful accounts are recorded in selling, general and administrative expenses. Accounts are written-off against the allowance for doubtful accounts when the Company determines that amounts are uncollectible and recoveries of amounts previously written off are recorded when collected. Significant recoveries will generally reduce the required provision in the period of recovery. Therefore, the provision for doubtful accounts can fluctuate significantly from period to period. There were no large recoveries in 2011, 2010 and 2009. We record specific provisions when we become aware of a customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to customers change, our estimates of the realizability of receivables would be further adjusted, either upward or downward.

Advertising—Advertising costs are charged to sales, general and administrative expense during the year in which they are incurred.

	Years ended December 31,		
(in thousands)	**2011**	2010	2009
Advertising	**$ 46,081**	$ 43,119	$ 43,693

Cash and Cash Equivalents—The Company considers all investments with an original maturity of three months or less to be cash equivalents. Short-term investments, included in cash and cash equivalents, are stated at cost, which approximates fair market value. At times, cash and cash equivalents may exceed federally insured amounts.

	At December 31,	
(in thousands)	**2011**	2010
Cash held in foreign bank accounts	**$ 24,089**	$ 15,219

Marketable Securities—From time to time, the Company maintains investments held by several large, well-capitalized financial institutions. The Company's investment policy does not allow investment in any securities rated less than "investment grade" by national rating services.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. Debt securities are classified as available-for-sale because the Company does not have the intent to hold the securities to maturity.

Available-for-sale securities are stated at their fair values, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included as a component of interest income.

The Company had no marketable securities other than those held in the defined pension benefit plan and the nonqualified deferred compensation plan at December 31, 2011 and 2010. See note 13 for further details.

Materials and Supplies—Materials and supplies are recorded at the lower of cost (first-in, first-out basis) or market.

Income Taxes—The Company provides for income taxes based on FASB ASC topic 740 *"Income Taxes,"* which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. The Company provides an allowance for deferred tax assets when it is determined that it is more likely than not that the deferred tax assets will not be utilized. The Company establishes additional provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain some positions that do not meet the minimum probability threshold. The Company's policy is to record interest and penalties related to income tax matters in income tax expense.

Equipment and Property—Equipment and Property are stated at cost, net of accumulated depreciation, which includes the amortization of assets recorded under capital leases and are provided principally on a straight-line basis over the estimated useful lives of the related assets. Annual provisions for depreciation are computed using the following asset lives: buildings, ten to forty years; and furniture, fixtures, and operating equipment, two to ten years. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are expensed as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income. The annual provisions for depreciation, below, have been reflected in the Consolidated Statements of Income in the line item entitled Depreciation and Amortization:

	Years ended December 31,		
(in thousands)	**2011**	2010	2009
Depreciation	**$ 15,112**	$ 15,975	$ 15,874

Goodwill and Other Intangible Assets—In accordance with FASB ASC Topic 350, *"Intangibles—Goodwill and other,"* the Company classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. The Company does not amortize intangible assets with indefinite lives and goodwill. Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or circumstances indicate the assets might be impaired. Such conditions may include an economic downturn or a change in the assessment of future operations. The Company performs impairment tests of goodwill at the Company level. Such impairment tests for goodwill include comparing the fair value of the appropriate reporting unit (the Company) with its carrying value. The Company performs impairment tests for indefinite-lived intangible assets by comparing the fair value of each indefinite-lived intangible asset unit to its carrying value. The Company recognizes an impairment charge if the asset's carrying value exceeds its estimated fair value. The Company completed its most recent annual impairment analyses as of September 30, 2011. Based upon the results of these analyses, the Company has concluded that no impairment of its goodwill or other intangible assets was indicated.

Impairment of Long-Lived Assets—In accordance with FASB ASC Topic 360, *"Property, Plant and Equipment,"* the Company's long-lived assets, such as property and equipment and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. We periodically evaluate the appropriateness of remaining depreciable lives assigned to long-lived assets, including assets that may be subject to a management plan for disposition.

At December 31, 2009, the Company determined that a significant portion of its routing and scheduling initiative had no useful value and recognized an impairment of the asset of $2.9 million.

Insurance—The Company self-insures, up to specified limits, certain risks related to general liability, workers' compensation and vehicle liability. The estimated costs of existing and future claims under the self-insurance program are accrued based upon historical trends as incidents occur, whether reported or unreported (although actual settlement of the claims may not be made until future periods) and may be subsequently revised based on developments relating to such claims. The Company contracts an independent third party actuary on a semi-annual basis to provide the Company an estimated liability based upon historical claims information. The actuarial study is a major consideration, along with management's knowledge of changes in business practice and existing claims compared to current balances. The reserve is established based on all these factors. Management's judgment is inherently subjective and a number of factors are outside management's knowledge and control. Additionally, historical information is not always an accurate indication of future events.

Accrual for Termite Contracts—The Company maintains an accrual for termite claims representing the estimated costs of reapplications, repairs and associated labor and chemicals, settlements, awards and other costs relative to termite control services. Factors that may impact future cost include termiticide life expectancy and government regulation. It is significant that the actual number of claims has decreased in recent years due to changes in the Company's business practices. However, it is not possible to precisely predict future significant claims. An accrual for termite contracts are included in other current liabilities and long-term accrued liabilities on the Company's consolidated statements of financial position.

Contingency Accruals—The Company is a party to legal proceedings with respect to matters in the ordinary course of business. In accordance with FASB ASC Topic 450 *"Contingencies,"* the Company estimates and accrues for its liability and costs associated with the litigation. Estimates and accruals are determined in consultation with outside counsel. Because it is not possible to accurately predict the ultimate result of the litigation, judgments concerning accruals for liabilities and costs associated with litigation are inherently uncertain and actual liability may vary from amounts estimated or accrued. However, in the opinion of management, the outcome of the litigation will not have a material adverse impact on the Company's financial condition or results of operations. Contingency accruals are included in other current liabilities and long-term accrued liabilities on the Company's consolidated statements of financial position.

Earnings Per Share—FASB ASC Topic 260-10 *"Earnings Per Share—Overall,"* requires a basic earnings per share and diluted earnings per share presentation. Further, all outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are considered participating securities and an entity is required to include participating securities in its calculation of basic earnings per share.

The Company has periodically issued share-based payment awards that contain non-forfeitable rights to dividends and therefore are considered participating securities. See note 13 for further information on restricted stock granted to employees.

The basic and diluted calculations differ as a result of the dilutive effect of stock options included in diluted earnings per share, but excluded from basic earnings per share. Basic and diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the respective periods. All share and per share data appearing in the consolidated financial statements and related notes have been retroactively adjusted for the three-for-two stock split on December 10, 2010.

A reconciliation of weighted average shares outstanding along with the earnings per share attributable to restricted shares of common stock (participating securities) is as follows:

	Twelve Months End December 31,		
	2011	2010	2009
Net income	**$ 100,711**	$ 90,002	$ 83,984
Less: Dividends paid			
Common Stock	**(40,383)**	(34,871)	(27,370)
Restricted shares of common stock	**(727)**	(650)	(483)
Undistributed earnings for the period	**$ 59,601**	$ 54,481	$ 56,131
Allocation of undistributed earnings:			
Common stock	**$ 58,497**	$ 53,419	$ 55,098
Restricted shares of common stock	**1,104**	1,062	1,033
Diluted allocation of undistributed earnings:			
Common stock	**$ 58,498**	$ 53,421	$ 55,101
Restricted shares of common stock	**1,103**	1,060	1,030
Basic shares outstanding:			
Common stock	**144,162**	145,145	146,433
Restricted shares of common stock	**2,720**	2,885	2,746
	146,882	148,030	149,179
Diluted shares outstanding:			
Common stock	**144,162**	145,145	146,433
Dilutive effect of stock options	**64**	201	445
	144,226	145,346	146,878
Restricted shares of common stock	**2,720**	2,885	2,746
	146,946	148,231	149,624
Basic earnings per share			
Common stock:			
Distributed earnings	**$ 0.28**	$ 0.24	$ 0.19
Undistributed earnings	**0.41**	0.37	0.37
	$ 0.69	$ 0.61	$ 0.56
Restricted shares of common stock			
Distributed earnings	**$ 0.27**	$ 0.23	$ 0.19
Undistributed earnings	**0.41**	0.37	0.37
	$ 0.68	$ 0.60	$ 0.56
Total shares of common stock			
Distributed earnings	**$ 0.28**	$ 0.24	$ 0.19
Undistributed earnings	**0.41**	0.37	0.37
	$ 0.69	$ 0.61	$ 0.56
Diluted earning per share:			
Common stock:			
Distributed earnings	**$ 0.28**	$ 0.24	$ 0.19
Undistributed earnings	**0.41**	0.37	0.37
	$ 0.69	$ 0.61	$ 0.56
Restricted shares of common stock			
Distributed earnings	**$ 0.27**	$ 0.23	$ 0.19
Undistributed earnings	**0.41**	0.37	0.37
	$ 0.68	$ 0.60	$ 0.56
Total shares of common stock			
Distributed earnings	**$ 0.28**	$ 0.24	$ 0.19
Undistributed earnings	**0.41**	0.37	0.37
	$ 0.69	$ 0.61	$ 0.56

Translation of Foreign Currencies—Assets and liabilities reported in functional currencies other than U.S. dollars are translated into U.S. dollars at the year-end rate of exchange. Revenues and expenses are translated at the weighted-average exchange rates for the year. The resulting translation adjustments are charged or credited to other comprehensive income. Gains or losses from foreign currency transactions, such as those resulting from the settlement of receivables or payables, denominated in foreign currency are included in the earnings of the current period.

Stock-Based Compensation—The Company accounts for its stock-based compensation in accordance with FASB ASC Topic 713 *"Compensation—Stock Compensation."* Stock options and time lapse restricted shares (TLRSs) have been issued to officers and other management employees under the Company's Employee Stock Incentive Plan. The Company's stock options generally vest over a five-year period and expire ten years from the issuance date.

TLRSs provide for the issuance of a share of the Company's Common Stock at no cost to the holder and generally vest after a certain stipulated number of years from the grant date, depending on the terms of the issue. Outstanding TLRSs vest in 20 percent increments starting with the second anniversary of the grant, over six years from the date of grant. During these years, grantees receive all dividends declared and retain voting rights for the granted shares. The agreements under which the restricted stock is issued provide that shares awarded may not be sold or otherwise transferred until restrictions established under the plans have lapsed. These awards are amortized, net of forfeitures, on a straight-line basis over six years.

The Company has not granted stock options since 2003.

Comprehensive Income (Loss)—Other Comprehensive Income (Loss) results from foreign currency translations and minimum pension liability adjustments.

Franchising Program—Rollins' wholly-owned subsidiary, Orkin, had 58 and 56 domestic franchises as of December 31, 2011 and 2010, respectively. Transactions with domestic franchises involve sales of customer contracts to establish new franchises, initial franchise fees and royalties. The customer contracts and initial franchise fees are typically sold for a combination of cash and notes due over periods ranging up to five years. Notes receivable from franchises were $4.7 million at December 31, 2011 and $3.7 million at December 31, 2010. These amounts are included as trade receivables in the accompanying Consolidated Statements of Financial Position.

The Company recognizes gains from the sale of customer contracts at the time they are sold to franchises and collection on the notes is reasonably assured. The Company recognized net gains of $0.8 million and $1.1 million and for the years ended December 31, 2011 and 2010, respectively and a net loss of $0.1 million for the sale of customer contracts for the year ended December 31, 2009 due to customer adjustments. These amounts are included as revenues in the accompanying Consolidated Statements of Income.

All domestic franchises have a guaranteed repurchase clause that the franchise may be repurchased by Orkin at a later date once it has been established; therefore, initial domestic franchise fees are deferred in accordance with FASB ASC Topic 952-605 *"Franchisor Revenue Recognition,"* for the duration of the initial contract period and are included as unearned revenue in the Consolidated Statements of Financial Position. Deferred franchise fees were $2.9 million, $2.5 million and $2.3 million at December 31, 2011, 2010 and 2009, respectively.

Royalties from franchises are accrued and recognized in accordance with FASB ASC Topic 952-605 *"Franchisor Revenue Recognition,"* as revenues are earned on a monthly basis. Revenue from franchises was $3.4 million for each of the years ended December 31, 2011 and 2010 and $3.0 million for the year ended December 31, 2009.

As of December 31, 2011 and 2010, Orkin had 18 and 16 international franchises, respectively. Orkin's international franchise program began with its first international franchise in 2000 and since has expanded to Central America, the Caribbean, the Middle East, Asia, the Mediterranean, Europe and Africa.

The Company's maximum exposure to loss (notes receivable from franchises less deferred franchise fees) relating to the franchises has not exceeded $2.0 million for the years ended December 31, 2009 through 2011.

Three-for-Two Stock Split—The Board of Directors, at its quarterly meeting on October 26, 2010, authorized a three-for-two stock split by the issuance on December 10, 2010 of one additional common share for each two common shares held of record at November 10, 2010. Accordingly, the par value for additional shares issued was adjusted to common stock, and fractional shares resulting from the stock split were settled in cash. All share and per share data appearing in the consolidated financial statements and related notes have been retroactively adjusted for these stock splits.

New Accounting Standards

Recently issued accounting standards to be adopted in 2012

In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13, Multiple-Deliverable Revenue Arrangements, or "ASU 2009-13." ASU 2009-13 establishes the accounting and reporting guidance for arrangements that include multiple revenue-generating activities, and provides amendments to the criteria for separating deliverables, and measuring and allocating arrangement consideration to one or more units of accounting. The amendments in ASU 2009-13 also establish a hierarchy for determining the selling price of a deliverable. Enhanced disclosures are also required to provide information about a vendor's multiple-deliverable revenue arrangements, including information about the nature and terms of the arrangement, significant deliverables, and the vendor's performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, or January 1, 2011 for us. The adoption of ASU 2009-13 did not have a material impact on our financial position or results of operations.

In September 2011, the FASB issued ASU 2011-08 which provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, an entity can choose to early adopt even if its annual test date is before the issuance of the final standard, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. The adoption of this ASU is not expected to significantly impact our consolidated financial statements.

In December 2011, the FASB issued an Accounting Standards Update ("ASU") *Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11") to Topic 210, Balance Sheet. The update requires new disclosures about balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective December 1, 2013 and is to be applied retrospectively. This guidance does not amend the existing guidance on when it is appropriate to offset; as a result, we do not expect this guidance to have a material impact on our financial statements.

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income (ASU 2011-05). This standard eliminated the option to report other comprehensive income and its components in the statement of changes in equity. Under this standard, an entity can elect to present items of net income and other comprehensive income in one continuous statement—referred to as the statement of comprehensive income—or in two separate, but consecutive, statements. In December 2011, the FASB issued Accounting Standards Update No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (ASU 2011-12). ASU 2011-12 defers the effective date of the requirement in ASU 2011-05 to disclose on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. All other requirements of ASU 2011-05 are not affected by ASU 2011-12. The Company adopted ASU 2011-05 effective December 31, 2011 and deferred certain disclosures as allowed under ASU 2011-12. ASU 2011-05 did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows. The expiration of deferral allowed by ASU 2011-12 is not expected to have a significant impact on our consolidated financial statements.

2. ACQUISITIONS

Acquisition of Waltham Services:

The Company acquired Waltham Services, Inc. on July 31, 2010. Waltham Services, Inc. was established in 1893 in Waltham, Massachusetts. Waltham Services, with annual revenues exceeding $17 million, is a leading provider of advanced pest management serving New England and New York. Waltham's primary service is commercial and residential pest control. Prior to the acquisition, Waltham was ranked as the 33rd largest company in the industry.

Including the Waltham Services acquisition, the Company has made several acquisitions that are not material individually or in total to the Company's consolidated financial statements during the years ended December 31, 2011, 2010 and 2009.

3. DEBT

On March 28, 2008, the Company entered into a Revolving Credit Agreement with SunTrust Bank and Bank of America, N.A. for an unsecured line of credit of up to $175.0 million, which includes a $75.0 million letter of credit subfacility, and a $10.0 million swingline subfacility. As of December 31, 2011, no borrowings were outstanding under the line of credit or under the swingline subfacility. The Company maintains approximately $31.3 million in letters of credit. These letters of credit are required by the Company's fronting insurance companies and/or certain states, due to the Company's self-insured status, to secure various workers' compensation and casualty insurance contracts coverage. The Company believes that it has adequate liquid assets, funding sources and insurance accruals to accommodate such claims.

The Revolving Credit Agreement is guaranteed by Rollins' domestic subsidiaries. The maturity date of the Credit Agreement is March 27, 2013. Revolving loans under the Revolving Credit Agreement bear interest at one of the following two rates, at the Company's election:

- the Base Rate, which is the highest of SunTrust Bank's "prime rate" for the day of the borrowing, a fluctuating rate per annum equal to the Federal Funds Rate plus 0.50% or the Adjusted LIBOR Rate determined on a daily basis for an interest period of one month; or
- with respect to any Eurodollar borrowings, Adjusted LIBOR (which equals LIBOR as increased to account for the maximum reserve percentages established by the U.S. Federal Reserve) plus an additional amount, which varies between .50% and .75%, based upon Rollins' then-current debt-to-EBITDA ratio. As of December 31, 2011, the additional rate allocated was .50%.

The Revolving Credit Agreement contains customary terms and conditions, including, without limitation, certain financial covenants including covenants restricting the Company's ability to incur certain indebtedness or liens, or to merge or consolidate with or sell substantially all of its assets to another entity. Further, the Revolving Credit Agreement contains financial covenants restricting the Company's ability to permit the ratio of consolidated debt to EBITDA to exceed certain limits.

The Company remained in compliance with applicable debt covenants at December 31, 2011 and expects to maintain compliance throughout 2012.

4. TRADE RECEIVABLES

The Allowance for Doubtful Accounts is principally calculated based on the application of estimated loss percentages to delinquency aging totals, based on contractual terms, for the various categories of receivables. Bad debt write-offs occur according to Company policies that are specific to pest control, commercial and termite accounts.

	Years ended December 31,	
(in thousands)	**2011**	2010
Gross Trade Receivables, short-term	**$ 68,425**	$ 66,083
Allowance for Doubtful Accounts	**(6,738)**	(6,694)
Net Trade Receivables	**$ 61,687**	$ 59,389

At any given time, the Company may have immaterial amounts due from related parties, which are invoiced and settled on a regular basis.

5. FINANCING RECEIVABLES

Rollins manages its financing receivables on an aggregate basis when assessing and monitoring credit risks. The Company's credit risk is generally low with a large number of entities comprising Rollins' customer base and dispersion across many different geographical regions. The credit quality of a potential obligor is evaluated at the loan origination based on an assessment of the individual's beacon/credit bureau score. Rollins requires potential obligor to have good credit worthiness with low risk before entering into a contract. Depending upon the individual's credit score the Company may accept with 100% financing, require a significant down payment or turndown the contract. Delinquencies of accounts are monitored each month. Financing receivables include installment receivable amounts which are due subsequent to one year from the balance sheet dates.

	Years ended December 31,	
(in thousands)	**2011**	2010
Gross Financed Receivables, short-term	**$ 13,350**	$ 12,575
Gross Financed Receivables, long-term	**12,607**	11,362
Allowance for Doubtful Accounts	**(3,000)**	(2,700)
Net Financed Receivables	**$ 22,957**	$ 21,237

Total financing receivables, net were $23.0 million and $21.2 million at December 31, 2011 and December 31, 2010, respectively. Financing receivables are charged-off when deemed uncollectable or when 180 days have elapsed since the date of the last full contractual payment. The Company's charge-off policy has been consistently applied and no significant changes have been made to the policy during the periods reported. Management considers the charge-off policy when evaluating the appropriateness of the allowance for doubtful accounts. Charge-offs as a percentage of average financing receivables were 3.0% and 4.0% for the twelve months ended December 31, 2011 and December 31, 2010, respectively. Due to the low percentage of charge-off receivables and the high credit worthiness of the potential obligor, the entire Rollins, Inc. financing receivables portfolio has a low credit risk.

The Company offers 90 days same-as-cash financing to some customers based on their credit worthiness. Interest is not recognized until the 91st day at which time it is recognized retrospectively back to the first day if the contract has not been paid in full. In certain circumstances, such as when delinquency is deemed to be of an administrative nature, accounts may still accrue interest when they reach 180 days past due. As of December 31, 2011, there were no accounts on a non-accrual status, and no financing receivables greater than 180 days past due.

Included in financing receivables are notes receivable from franchise owners. These notes are low risk as the repurchase of these franchises is guaranteed by the Company's wholly-owned subsidiary, Orkin, Inc., and the repurchase price of the franchise is currently estimated and have historically been well above the receivable due from the franchise owner.

The carrying amount of notes receivable approximates fair value as the interest rates approximate market rates for these types of contracts. Long-Term Installment receivables, net were $11.3 million and $10.2 million at December 31, 2011 and 2010, respectively.

Rollins establishes an allowance for doubtful accounts to insure financing receivables are not overstated due to uncollectability. The allowance balance is comprised of a general reserve, which is determined based on a percentage of the financing receivables balance, and a specific reserve, which is established for certain accounts with identified exposures, such as customer default, bankruptcy or other events, that make it unlikely that Rollins will recover its investment. The general reserve percentages are based on several factors, which include consideration of historical credit losses and portfolio delinquencies, trends in overall weighted-average risk rating of the portfolio and information derived from competitive benchmarking.

The allowance for doubtful accounts related to financing receivables was as follows:

(in thousands)	Twelve months ended December 31, 2011	Twelve months ended December 31, 2010
Balance, beginning of period	$ 2,700	$ 2,600
Additions to allowance	977	995
Deductions, net of recoveries	(677)	(895)
Balance, end of period	$ 3,000	$ 2,700

The following is a summary of the past due financing receivables as of:

(in thousands)	December 31, 2011	December 31, 2010
30 - 59 days past due	$ 590	$ 833
60 - 89 days past due	183	382
90 days or more past due	450	370
Total	$ 1,223	$ 1,585

Percentage of period-end gross financing receivables

	December 31, 2011	December 31, 2010
Current	95.3%	93.4%
30-59 days past due	2.3%	3.5%
60-89 days past due	0.7%	1.5%
90 days or more past due	1.7%	1.6%
Total	100%	100%

6. EQUIPMENT AND PROPERTY

Equipment and property are presented at cost less accumulated depreciation and are detailed as follows:

	December 31,	
(in thousands)	**2011**	2010
Buildings	**$ 43,842**	$ 42,995
Operating Equipment	**70,932**	67,739
Furniture and Fixtures	**11,809**	11,375
Computer Equipment and Systems	**52,275**	49,759
	178,858	171,868
Less—Accumulated Depreciation	**125,667**	121,540
	53,191	50,328
Land	**23,667**	23,685
Net equipment and property	**$ 76,858**	$ 74,013

Included in equipment and property, net at December 31, 2011 and 2010, are fixed assets held in foreign countries of $2.6 million, and $2.0 million, respectively.

Total depreciation expense was approximately $15.1 million in 2011, $16.0 million in 2010 and $15.9 million in 2009.

7. FAIR VALUE MEASUREMENT

The Company's financial instruments consist of cash and cash equivalents, short-term investments, trade and notes receivables, accounts payable and other short-term liabilities. The carrying amounts of these financial instruments approximate their fair values. The Company has financial instruments related to its defined pension plan and deferred compensation plan detailed in note 13.

The following table presents our nonqualified deferred compensation plan assets using the fair value hierarchy as of December 31, 2011. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant non-observable inputs.

	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 37	$ 37	$ —	$ —
Available for sale securities	287	287	—	—
Total	$ 324	$ 324	$ —	$ —

The following table presents our nonqualified deferred compensation plan assets using the fair value hierarchy at December 31, 2010.

	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 540	$ 540	$ —	$ —
Available for sale securities	181	181	—	—
Total	$ 721	$ 721	$ —	$ —

Cash and cash equivalents, which are used to pay benefits and deferred compensation plan administrative expenses, are held in Money Market Funds.

The marketable securities classified as available-for-sale and the securities held in the deferred compensation plan are carried at fair value, based on quoted market prices, in the accompanying consolidated balance sheets.

At December 31, 2011 the Deferred Compensation Plan had 41 life insurance policies with a net face value of $38.5 million. The cash surrender value of these life insurance policies had a net realizable value of $9.8 million and $9.4 million at December 31, 2011 and 2010, respectively. The total deferred compensation plan assets, recorded in other assets on the Company's consolidated statements of financial position, were $10.1 million at December 31, 2011 and 2010.

8. GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. The carrying amount of goodwill was $211.0 million as of December 31, 2011 and $210.8 million as of December 31, 2010. Goodwill increased $0.2 million for the year ended December 31, 2011 and $21.1 million for the year ended December 31, 2010 due primarily to acquisitions. The carrying amount of goodwill in foreign countries was $9.6 million as of December 31, 2011 and $9.4 million as of December 31, 2010. The changes in the carrying amount of goodwill for the twelve months ended December 30, 2011 and 2010 are as follows:

(in thousands)	
Goodwill as of December 31, 2009	**$ 189,658**
Goodwill acquired and finalization of allocation of purchase price on previous acquisitions	21,288
Goodwill adjustments due to currency translation	(167)
Goodwill as of December 31, 2010	**$ 210,779**
Goodwill acquired	429
Goodwill adjustments due to currency translation	(189)
Goodwill as of December 31, 2011	**$ 211,019**

9. CUSTOMER CONTRACTS AND OTHER INTANGIBLE ASSETS

Customer contracts are amortized on a straight-line basis over the period of the agreements, as straight-line best approximates the ratio that current revenues bear to the total of current and anticipated revenues, based on the estimated lives of the assets. In accordance with FASB ASC Topic 350 *"Intangibles—Goodwill and other,"* the expected lives of customer contracts were reviewed, and it was determined that customer contracts should be amortized over a life of 8 to 20 years dependent upon customer type. The carrying amount and accumulated amortization for customer contracts were as follows:

	December 31,	
(in thousands)	**2011**	2010
Customer contracts	**$ 227,281**	$ 219,787
Less: Accumulated amortization	**(118,933)**	(102,496)
Customer contracts, net	**$ 108,348**	$ 117,291

The carrying amount of customer contracts in foreign countries was $6.3 million as of December 31, 2011 and $4.0 million as of December 31, 2010.

Other intangible assets include non-compete agreements, patents and finite lived and indefinite lived trade names. Non-compete agreements are amortized on a straight-line basis over periods ranging from 3 to 20 years and patents are amortized on a straight-line basis over 15 years. The carrying amount and accumulated amortization for other intangible assets were as follows:

	December 31,	
(in thousands)	**2011**	2010
Other intangible assets	**$ 41,702**	$ 41,759
Less: Accumulated amortization	**(12,524)**	(11,494)
Other intangible assets, net	**$ 29,178**	$ 30,265

Total amortization expense was approximately $22.4 million in 2011, $20.4 million in 2010 and $21.3 million in 2009. Included in the table above are non-amortizable, indefinite lived intangible assets of $14.4 at December 31, 2011 and 2010.

Estimated amortization expense for the existing carrying amount of customer contracts and other intangible assets for each of the five succeeding fiscal years is as follows:

(in thousands)	
2012	$ 21,675
2013	$ 20,780
2014	$ 17,771
2015	$ 15,113
2016	$ 12,342

10. INCOME TAXES

The Company's income tax provision consisted of the following:

	December 31,		
(in thousands)	**2011**	2010	2009
Current:			
Federal	**$ 48,505**	$ 40,250	$ 39,636
State	**7,723**	8,494	6,802
Foreign	**3,373**	2,724	3,324
Benefit from valuation allowance releases	**—**	—	(7,889)
Deferred:			
Federal	**191**	2,355	(143)
State	**528**	625	626
Foreign	**65**	(905)	(49)
Total income tax provision	**$ 60,385**	$ 53,543	$ 42,307

The primary factors causing income tax expense to be different than the federal statutory rate for 2011, 2010 and 2009 are as follows:

	December 31,		
(in thousands)	**2011**	2010	2009
Income tax at statutory rate	**$ 56,384**	$ 50,241	$ 44,202
State income tax expense (net of federal benefit)	**5,477**	4,688	4,873
Foreign tax expense (benefit)	**(2,109)**	(1,804)	301
Valuation allowance	**—**	—	(7,889)
Other	**633**	418	820
Total income tax provision	**$ 60,385**	$ 53,543	$ 42,307

The provision for income taxes resulted in an effective tax rate of 37.5% on income before income taxes for the year ended December 31, 2011. The effective rate differs from the annual federal statutory rate primarily because of state and foreign income taxes.

For 2010 the effective tax rate was 37.3%. The effective income tax rate differs from the annual federal statutory tax rate primarily because of state and foreign income taxes.

For 2009 the effective tax rate was 33.5%. The reduced effective tax rate for 2009 was primarily due to benefits received from conversion of several of the Company's wholly-owned subsidiaries from C-Corps to LLC's resulting in the complete release of the valuation allowance, offset slightly by tax associated with repatriation of cash from Orkin's Canadian wholly-owned subsidiary, Orkin Canada.

The Company had state and federal income taxes receivable totaling $6.3 million and $12.0 million at December 31, 2011 and 2010, respectively, included in other current assets.

During 2011, 2010 and 2009, the Company paid income taxes of $52.0 million, $60.1 million and $46.4 million, respectively, net of refunds.

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2011 and 2010 are as follows:

(in thousands)	December 31, 2011	December 31, 2010
Deferred tax assets:		
Termite Accrual	**$ 3,068**	$ 2,522
Insurance and Contingencies	**23,752**	20,968
Unearned Revenues	**13,988**	13,330
Compensation and Benefits	**11,484**	8,410
Net Pension Liability	**12,333**	4,818
State and Foreign Operating Loss Carryforwards	**8,981**	8,426
Bad Debt Reserve	**3,135**	3,176
Other	**1,605**	1,723
Valuation allowance	**(1,646)**	(810)
Total Deferred Tax Assets	**76,700**	62,563
Deferred tax liabilities:		
Depreciation and Amortization	**(7,097)**	(6,373)
Foreign Currency Translation	**(3,200)**	(3,617)
Intangibles and Other	**(12,527)**	(10,071)
Total Deferred tax Liabilities	**(22,824)**	(20,061)
Net Deferred Tax Assets	**$ 53,876**	$ 42,502

Analysis of the valuation allowance:

(in thousands)	December 31, 2011	December 31, 2010
Valuation allowance at beginning of year	**$ 810**	$ —
Increase/(decrease) in valuation allowance	**836**	810
Valuation allowance at end of year	**$ 1,646**	$ 810

As of December 31, 2011, the Company has net operating loss carryforwards for foreign and state income tax purposes of approximately $194 million, which will be available to offset future taxable income. If not used, these carryforwards will expire between 2012 and 2028. Management believes that it is unlikely to be able to utilize approximately $6.0 million of foreign net operating losses before they expire and has included a valuation allowance for the effect of these unrealizable operating loss carryforwards. The valuation allowance increased by $0.8 million due to the foreign net operating losses.

Earnings from continuing operations before income tax includes foreign income of $11 million in 2011, $7.8 million in 2010 and $8.5 million in 2009. During December 2009, the international subsidiaries remitted their earnings to the Company in the form of a one time dividend. In the future, the Company intends to reinvest indefinitely the undistributed earnings of its non-U.S. subsidiaries. Computation of the potential deferred tax liability associated with these undistributed earnings is not practicable.

The total amount of unrecognized tax benefits at December 31, 2011 that, if recognized, would affect the effective tax rate is $2.0 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,	
(in thousands)	**2011**	2010
Balance at Beginning of Year	**$ 2,566**	$ 2,430
Additions based on tax positions related to current year	**43**	1,283
Additions for tax positions of prior years	**511**	127
Reductions for tax positions of prior years	**(988)**	—
Settlements	**(123)**	(1,274)
Expiration of statute of limitation	**—**	—
Balance at End of Year	**$ 2,009**	$ 2,566

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. In many cases these uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. The federal tax audit for 2002 and 2003 was completed in 2011. In addition, the Company has subsidiaries in various state jurisdictions that are currently under audit for years ranging from 1996 through 2008. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S., income tax examinations for years prior to 2006.

It is reasonably possible that the amount of unrecognized tax benefits will increase or decrease in the next 12 months. These changes may be the result of settlement of ongoing state audits. It is expected that certain state audits will be completed in the next 12 months resulting in a reduction of the liability for unrecognized tax benefits of $1.3 million. None of the reductions in the liability for unrecognized tax benefits due to settlements discussed above will affect the effective tax rate.

The Company's policy is to record interest and penalties related to income tax matters in income tax expense. Accrued interest and penalties were $1.0 million, $0.6 million as of December 31, 2011 and 2010, respectively. During 2011 and 2010 the Company recognized interest and penalties of $0.3 million and $0.9 million, respectively.

11. ACCRUAL FOR TERMITE CONTRACTS

In accordance with FASB ASC Topic 450 *"Contingencies,"* the Company maintains an accrual for termite claims representing the estimated costs of reapplications, repairs and associated labor and chemicals, settlements, awards and other costs relative to termite control services. Factors that may impact future cost include termiticide life expectancy and government regulation.

A reconciliation of changes in the accrual for termite contracts for the years ended December 31, 2011 and 2010 is as follows:

	At December 31,	
(in thousands)	**2011**	2010
Beginning balance	**$ 8,925**	$10,000
Current year provision	**5,619**	5,816
Settlements, claims, and expenditures	**(4,244)**	(6,891)
Ending balance	**$ 10,300**	$ 8,925

The accrual for termite contracts is included in other current liabilities, $3.7 million and $2.7 million at December 31, 2011 and 2010, respectively and long-term accrued liabilities, $6.6 million and $6.2 million at December 31, 2011 and 2010, respectively on the Company's consolidated statements of financial position.

12. COMMITMENTS AND CONTINGENCIES

The Company leases buildings, vehicles and equipment under operating and capital leases, some of which contain escalation clauses. The capital leases contractually expire at various dates through 2011. The assets and liabilities acquired under capital leases are recorded at the lower of fair market value or the present value of future lease payments, and are depreciated over the actual contract term. Depreciation of assets under capital leases is included in depreciation expense for 2011 and 2010. Following is a summary of property held under capital leases:

(in thousands)	2011	2010
Vehicles	**$ 862**	$ 1,703
Expirations & Disposals	**(19)**	(841)
Accumulated Depreciation	**(843)**	(843)
Total property held under capital leases	**$ —**	$ 19

The remainder of the leases are accounted for as operating leases expiring at various dates through 2028:

	Year Ended December 31,		
(in thousands)	**2011**	2010	2009
Rental Expense	**$ 45,958**	$ 43,135	$ 40,515

Future commitments under operating leases are as summarized:

(in thousands)	Operating leases
2012	$ 31,878
2013	22,957
2014	15,485
2015	8,388
2016	3,272
Thereafter	1,205
Total minimum obligation	$ 83,185

In the normal course of business, certain of the Company's subsidiaries are defendants in a number of lawsuits or arbitrations, which allege that plaintiffs have been damaged as a result of the rendering of services by the defendant subsidiary. The subsidiaries are actively contesting these actions. Some lawsuits have been filed (*John Maciel v. Orkin, Inc., et al.; Douglas F. Bracho, Jr. v. Orkin, Inc.; Salazar v. Orkin Exterminating Company, Inc.*; *Jennifer M. Welsh et al. v. Orkin, LLC, et al.*: and *Jennifer Thompson and Janet Flood v. Philadelphia Management Company, Parkway Associated, Parkway House Apartments, Barbara Williams, and Western Pest Services*) in which the plaintiffs are seeking certification of a class. These cases originate in California, South Carolina (*Welsh*), and Pennsylvania (*Flood*), respectively. The *Maciel* lawsuit, a wage and hour related matter, was filed in the Superior Court of Los Angeles County, California. The *Bracho* lawsuit, a matter related to payroll deductions for use of Company vehicles, was filed in the Superior Court of Orange County, California. The Welsh lawsuit, a termite service related matter, was recently filed in the Court of Common Pleas Fourteenth Judicial Circuit, County of Beaufort, South Carolina. The *Flood* lawsuit, a bed bug service related matter filed by residents of an apartment complex, was filed in the Court of Common Pleas of Philadelphia County, Pennsylvania. None of these matters has been scheduled for a class certification hearing. The *Salazar* lawsuit, a wage and hour related matter, was filed in the Superior Court of Orange County, California, and was removed to the United States District Court for the Central District of California. The class claims of this matter were voluntarily dismissed in November 2011 and are no longer pending. Additionally, the Company and a subsidiary, The Industrial

Fumigant Company, LLC, are named defendants in *Severn Peanut Co. and Meherrin Agriculture & Chemical Co. v. Industrial Fumigant Co., et al.* The *Severn* lawsuit, a matter related to a fumigation service, has been filed in the Northern Division of the United States District Court for the Eastern District of North Carolina. The plaintiffs are seeking damages for breach of contract and negligence. The Company believes these matters are without merit and intends to vigorously contest certification and defend itself through trial or arbitration, if necessary. The Company does not believe that any pending claim, proceeding or litigation, either alone or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or liquidity; however, it is possible that an unfavorable outcome of some or all of the matters, however unlikely, could result in a charge that might be material to the results of an individual quarter or year.

Orkin, LLC is involved in certain environmental matters primarily arising in the normal course of business. In the opinion of management, the Company's liability under any of these matters would not and did not materially affect its financial condition, results of operations or liquidity. Environmental remediation is reported on a non-discounted basis.

13. EMPLOYEE BENEFIT AND STOCK COMPENSATION PLANS

Employee Benefit Plans

Defined Benefit Pension Plans

Rollins, Inc. Retirement Income Plan

The Company maintains several noncontributory tax-qualified defined benefit pension plans (the "Plans") covering employees meeting certain age and service requirements. The Plans provides benefits based on the average compensation for the highest five years during the last ten years of credited service (as defined) in which compensation was received, and the average anticipated Social Security covered earnings. The Company funds the Plans with at least the minimum amount required by ERISA. The Company made contributions of $4.9 million to the Plans during the year ended December 31, 2011 with $5.2 million in contributions made for 2010 and $5.0 million for 2009.

In June 2005, the Company froze the Rollins, Inc. defined benefit pension plan. The Company currently uses December 31 as the measurement date for its defined benefit post-retirement plans. The funded status of the Plans and the net amount recognized in the statement of financial position are summarized as follows as of:

(in thousands)	December 31, 2011	December 31, 2010
CHANGE IN ACCUMULATED BENEFIT OBLIGATION		
Accumulated Benefit obligation at beginning of year	**$ 183,972**	$ 159,539
Pension plans acquired upon acquisitions of companies	**—**	5,317
Service cost	**158**	86
Interest cost	**9,879**	9,514
Actuarial (gain) loss	**12,205**	16,651
Benefits paid	**(8,793)**	(7,135)
Liability gain due to curtailment	**(510)**	—
Accumulated Benefit obligation at end of year	**196,911**	183,972
CHANGE IN PLAN ASSETS		
Market value of plan assets at beginning of year	**171,457**	144,644
Pension plans acquired upon acquisitions of companies	**—**	3,733
Actual return on plan assets	**(2,520)**	25,039
Employer contribution	**4,900**	5,176
Benefits paid	**(8,793)**	(7,135)
Fair value of plan assets at end of year	**165,044**	171,457
Funded status	**$ (31,867)**	$ (12,515)

Amounts Recognized in the Statement of Financial Position consist of:

(in thousands)	December 31, 2011	December 31, 2010
Noncurrent liabilities	**$ (31,867)**	$ (12,515)

Amounts Recognized in Accumulated Other Comprehensive Income consists of:

(in thousands)	December 31, 2011	December 31, 2010
Net loss	**$ 87,035**	$ 62,538

Included in the Plans are newly acquired pension plans from acquisitions of companies during the year ended December 31, 2010. The accumulated benefit obligation for the defined benefit pension plans were $196.9 million and $184.0 million at December 31, 2011 and 2010, respectively. Accumulated benefit obligation and projected benefit obligation are materially the same for the Plans. Pre-tax increases in the pension liability which were (charged, net of tax) credited to other comprehensive income/(loss) were $(24.5) million, $(1.9) million and $(23) thousand in 2011, 2010 and 2009, respectively.

The following weighted-average assumptions as of December 31 were used to determine the accumulated benefit obligation and net benefit cost:

	December 31,		
	2011	2010	2009
ACCUMULATED BENEFIT OBLIGATION			
Discount rate	**5.01%**	5.51%	6.01%
Rate of compensation increase	**N/A**	N/A	N/A
NET BENEFIT COST			
Discount rate	**5.51%**	6.01%	6.81%
Expected return on plan assets	**7.00%**	7.00%	7.00%
Rate of compensation increase	**N/A**	N/A	N/A

The return on plan assets reflects the weighted-average of the expected long-term rates of return for the broad categories of investments held in the plan. The expected long-term rate of return is adjusted when there are fundamental changes in the expected returns on the plan investments.

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, for fiscal year's 2011, 2010 and 2009 the Company utilized a yield curve analysis.

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

	Pension Benefits		
(in thousands)	**2011**	2010	2009
Net Periodic Benefit Cost			
Service cost	**$ 158**	$ 86	$ —
Interest cost	**9,879**	9,514	9,530
Expected return on plan assets	**(12,080)**	(11,437)	(10,974)
Amortization of net loss	**1,800**	1,115	963
Net periodic benefit	**$ (243)**	$ (722)	$ (481)
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income			
Net (gain)/loss	**$ 26,297**	$ 3,048	$ 986
Amortization of net loss	**(1,800)**	(1,115)	(963)
Total recognized in other comprehensive income	**24,497**	1,933	23
Total recognized in net periodic benefit cost and other comprehensive income	**$ 24,254**	$ 1,211	$ (458)

The Company does not expect to amortize a net gain or loss in 2012. At December 31, 2011 and 2010, the Plan's assets were comprised of listed common stocks and U.S. government and corporate securities, real estate and other. Included in the assets of the Plan were shares of Rollins, Inc. Common Stock with a market value of $34.1 million and $30.3 million at December 31, 2011 and 2010, respectively.

The Plans' weighted average asset allocation at December 31, 2011 and 2010 by asset category, along with the target allocation for 2012, are as follows:

Asset category	**2012**	2011	2010
Cash	**0% – 5%**	0.6%	1.1%
Equity Securities – Rollins stock	**10% – 20%**	20.6%	18.1%
Domestic Equity – all other	**20% – 30%**	12.7%	21.7%
Global Equity	**10% – 20%**	11.4%	3.6%
International Equity	**10% – 20%**	11.6%	11.3%
Debt Securities – core fixed income	**15% – 50%**	18.9%	21.4%
Tactical Composite	**10% – 20%**	12.5%	8.3%
Real Estate	**0% – 10%**	4.3%	3.7%
Real Return	**0% – 10%**	7.4%	4.6%
Other	**0% – 5%**	0.0%	6.2%
Total	**100.0%**	100.0%	100.0%

For each of the asset categories in the pension plan, the investment strategy is identical—maximize the long-term rate of return on plan assets with an acceptable level of risk in order to minimize the cost of providing pension benefits. The investment policy establishes a target allocation for each asset class which is rebalanced as required. The plans utilize a number of investment approaches, including individual market securities, equity and fixed income funds in which the underlying securities are marketable, and debt funds to achieve this target allocation. The Company and management are considering making contributions to the pension plans of approximately $5.0 million during fiscal 2012.

Included among the asset categories for the Plans' investments are real estate and other comprised of real estate and hedge funds. These investments are categorized as level 3 investments and are valued using significant non-observable inputs which do not have a readily determinable fair value. In accordance with ASU No. 2009-12 "*Investments In Certain Entities That Calculate Net Asset Value per Share (Or Its Equivalent),*" these investments are valued based on the net asset value per share calculated by the funds in which the plan has invested. These valuations are subject to judgments and assumptions of the funds which may prove to be incorrect, resulting in risks of incorrect valuation of these investments. The Company seeks to mitigate against these risks by evaluating the appropriateness of the funds' judgments and assumptions by reviewing the financial data included in the funds' financial statements for reasonableness.

Fair Value Measurements

The Company's overall investment strategy is to achieve a mix of approximately 70 percent of investments for long-term growth and 30 percent for near-term benefit payments, with a wide diversification of asset types, fund strategies and fund managers. Equity securities primarily include investments in large-cap and mid-cap companies. Fixed-income securities include corporate bonds of companies in diversified securities, mortgage-backed securities, and U.S. Treasuries. Other types of investments include hedge funds and private equity funds that follow several different investment strategies.

Some of our assets, primarily our private equity, real estate and hedge funds, do not have readily determinable market values given the specific investment structures involved and the nature of the underlying investments. For the December 31, 2011 plan asset reporting, publicly traded asset pricing was used where possible. For assets without readily determinable values, estimates were derived from investment manager discussions focusing on underlying fundamentals and significant events.

The following table presents our plan assets using the fair value hierarchy as of December 31, 2011. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. See note 7 for a brief description of the three levels under the fair value hierarchy.

		Total	Level 1	Level 2	Level 3
(1)	Cash and Cash Equivalents	$ 918	$ 918	$ —	$ —
(2)	Fixed Income Securities	31,167	—	31,167	—
	Domestic Equity Securities		—	—	—
	Rollins, Inc. Stock	34,050	34,050	—	—
	Other Securities	21,032	21,032	—	—
	Global Equity Securities	18,751	18,751	—	—
(3)	International Equity Securities	19,120	9,316	9,804	—
(4)	Tactical Composite	20,680	—	20,680	—
(5)	Real Estate	7,092	—	—	7,092
(6)	Real Return	12,234	—	12,234	—
(7)	Alternative Investments	—	—	—	—
	Total	$ 165,044	$ 84,067	$ 73,885	$ 7,092

The following table presents our plan assets using the fair value hierarchy as of December 31, 2010. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

		Total	Level 1	Level 2	Level 3
(1)	Cash and Cash Equivalents	$ 10,747	$ 10,747	$ —	$ —
(2)	Fixed Income Securities	37,464	—	37,464	—
	Domestic Equity Securities		—	—	—
	Rollins, Inc. Stock	30,265	30,265	—	—
	Other Securities	37,989	37,989	—	—
	Global Equity Securities	5,953	—	5,953	—
(3)	International Equity Securities	19,789	9,272	10,517	—
(4)	Tactical Composite	13,875	—	13,875	—
(5)	Real Estate	6,248	—	—	6,248
(6)	Real Return	7,704	—	7,704	—
(7)	Alternative Investments	1,423	—	—	1,423
	Total	$ 171,457	$ 88,273	$ 75,513	$ 7,671

(1) Cash and cash equivalents, which are used to pay benefits and plan administrative expenses, are held in Rule 2a-7 money market funds.

(2) Fixed income securities are primarily valued using a market approach with inputs that include broker quotes, benchmark yields, base spreads and reported trades.

(3) Some International equity securities are valued using a market approach based on the quoted market prices of identical instruments in their respective markets.

(4) Tactical Composite funds invest in stocks, bonds and cash, both domestic and international. These assets are valued primarily using a market approach based on the quoted market prices of identical instruments in their respective markets.

(5) Real estate fund values are primarily reported by the fund manager and are based on valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market based comparable data.

(6) Real Return funds invest in global equities, commodities and inflation protected core bonds that are valued primarily using a market approach based on the quoted market prices of identical instruments in their respective markets.

(7) Alternative Investments are Hedge Funds consisting of fund-of-fund LLC or commingled fund structures. The LLCs are primarily valued based on Net Asset Values [NAVs] calculated by the fund and are not publicly available. The commingled fund NAV is calculated by the manager on a daily basis and has monthly liquidity. The Company is in the process of liquidating the Plans' alternative investments.

The following table presents a reconciliation of Level 3 assets held during the year ended December 31, 2011.

	Balance at December 31, 2010	Net Realized and Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers In to/ (Out of) Level 3	Balance at December 31, 2011
Real Estate	$ 6,248	$ 844	$ —	$ —	$ 7,092
Alternative Investments	1,423	(11)	(1,412)	—	—
Total	$ 7,671	$ 833	$ (1,412)	$ —	$ 7,092

The following table presents a reconciliation of Level 3 assets held during the year ended December 31, 2010.

	Balance at December 31, 2009	Net Realized and Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers In to/ (Out of) Level 3	Balance at December 31, 2010
Real Estate	$ 5,209	$ 1,039	$ —	$ —	$ 6,248
Alternative Investments	21,832	1,269	(12,799)	(8,879)	1,423
Total	$ 27,041	$ 2,308	$ (12,799)	$ (8,879)	$ 7,671

The estimated future benefit payments over the next ten years are as follows:

(in thousands)	
2012	$ 9,088
2013	9,637
2014	10,218
2015	10,819
2016	11,375
Thereafter	62,715
Total	$ 113,852

Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) Plan that is available to a majority of the Company's full-time employees the first of the calendar quarter following completion of three months of service. The Plan is available to non full-time employees the first day of the calendar quarter following one year of service upon completion of 1,000 hours in that year. The Plan provides for a matching contribution of fifty cents ($.50) for each one dollar ($1.00) of a participant's contributions to the Plan that do not exceed

6 percent of his or her eligible compensation (which includes commissions, overtime and bonuses). The charge to expense for the Company match was approximately $7.0 million for the years ended December 31, 2011 and 2010 and $6.6 million for the year ended December 31, 2009. At December 31, 2011, 2010 and 2009 approximately, 35.5%, 35.1% and 29.3%, respectively of the plan assets consisted of Rollins, Inc. Common Stock. Total administrative fees paid by the Company for the Plan were approximately $42 thousand in 2011, $52 thousand in 2010 and $91 thousand in 2009.

Nonqualified Deferred Compensation Plan

The Deferred Compensation Plan provides that participants may defer up to 50% of their base salary and up to 85% of their annual bonus with respect to any given plan year, subject to a $2,000 per plan year minimum. The Company may make discretionary contributions to participant accounts. The Company currently plans to credit accounts of participants of long service to the Company with certain discretionary amounts ("Pension Plan Benefit Restoration Contributions") in lieu of benefits that previously accrued under the Company's Retirement Income Plan up to a maximum of $245,000. The Company intends to make Pension Plan Benefit Restoration Contributions under the Deferred Compensation Plan for five years. The first contribution was made in January 2007 for those participants who were employed for all of the 2006 plan year. Only employees with five full years of vested service on June 30, 2005 qualify for Pension Plan Benefit Restoration Contributions. Under the Deferred Compensation Plan, salary and bonus deferrals and Pension Plan Benefit Restoration Contributions are fully vested. Any discretionary contributions are subject to vesting in accordance with the matching contribution vesting schedule set forth in the Rollins 401(k) Plan in which a participant participates. The Company made its last contributions associated with this plan during the first quarter of 2011.

Accounts will be credited with hypothetical earnings, and/or debited with hypothetical losses, based on the performance of certain "Measurement Funds." Account values are calculated as if the funds from deferrals and Company credits had been converted into shares or other ownership units of selected Measurement Funds by purchasing (or selling, where relevant) such shares or units at the current purchase price of the relevant Measurement Fund at the time of the participant's selection. Deferred Compensation Plan benefits are unsecured general obligations of the Company to the participants, and these obligations rank in parity with the Company's other unsecured and unsubordinated indebtedness. The Company has established a "rabbi trust," which it uses to voluntarily set aside amounts to indirectly fund any obligations under the Deferred Compensation Plan. To the extent that the Company's obligations under the Deferred Compensation Plan exceed assets available under the trust, the Company would be required to seek additional funding sources to fund its liability under the Deferred Compensation Plan.

Generally, the Deferred Compensation Plan provides for distributions of any deferred amounts upon the earliest to occur of a participant's death, disability, retirement or other termination of employment (a "Termination Event"). However, for any deferrals of salary and bonus (but not Company contributions), participants would be entitled to designate a distribution date which is prior to a Termination Event. Generally, the Deferred Compensation Plan allows a participant to elect to receive distributions under the Deferred Compensation Plan in installments or lump-sum payments.

At December 31, 2011 the Deferred Compensation Plan had 41 life insurance policies with a net face value of $38.5 million. The cash surrender value of these life insurance policies were worth $9.8 million and $9.4 million at December 31, 2011 and 2010, respectively.

The estimated life insurance premium payments over the next five years are as follows:

(in thousands)	
2012	$ 1,631
2013	1,698
2014	1,801
2015	1,810
2016	1,690
Total	$ 8,630

Total expense/(income) related to deferred compensation was $218 thousand, $130 thousand and $22 thousand in 2011, 2010, and 2009, respectively. The Company had $10.1 million in deferred compensation assets as of December 31, 2011 and 2010, respectively, located within other assets on the Company's consolidated statements of financial position and $9.8 million and $9.9 million in deferred compensation liability as of December 31, 2011 and 2010, respectively, located within long-term accrued liabilities on the Company's consolidated statements of financial position. The amounts of assets were marked to fair value.

Stock Compensation Plans

All share and per share data has been adjusted for the three-for-two stock split effective December 10, 2010.

Stock options and time lapse restricted shares (TLRSs) have been issued to officers and other management employees under the Company's Employee Stock Incentive Plan. The Company's stock options generally vest over a five-year period and expire ten years from the issuance date.

TLRSs provide for the issuance of a share of the Company's Common Stock at no cost to the holder and generally vest after a certain stipulated number of years from the grant date, depending on the terms of the issue. The Company issued TLRSs that vest over ten years prior to 2004. TLRSs issued 2004 and later vest in 20 percent increments starting with the second anniversary of the grant, over six years from the date of grant. During these years, grantees receive all dividends declared and retain voting rights for the granted shares. The agreements under which the restricted stock is issued provide that shares awarded may not be sold or otherwise transferred until restrictions established under the plans have lapsed.

For the year ended December 31, 2011, the Company issued approximately 0.1 million shares of common stock upon exercise of stock options by employees and issued 0.5 million shares in 2010. In addition, the Company issued time lapse restricted shares of 0.7 million, 0.9 million and 0.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company issues new shares from its authorized but unissued share pool. At December 31, 2011, approximately 5.2 million shares of the Company's common stock were reserved for issuance. In accordance with FASB ASC Topic 718, "*Compensation—Stock Compensation.*" The Company uses the modified prospective application method of adoption, which requires the Company to record compensation cost, related to unvested stock awards as of December 31, 2005 by recognizing the unamortized grant date fair value of these awards over the remaining service periods of those awards with no change in historical reported earnings. Awards granted after December 31, 2005 are valued at fair value and recognized on a straight line basis over the service periods of each award. The Company estimates restricted share forfeiture rates based on its historical experience.

In order to estimate the fair value of stock options, the Company used the Black-Scholes option valuation model, which was developed for use in estimating the fair value of publicly traded options, which have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions and these assumptions can vary over time.

The following table summarizes the components of the Company's stock-based compensation programs recorded as expense ($ in thousands):

	Twelve months ended December 31,		
	2011	2010	2009
Time Lapse Restricted Stock:			
Pre-tax compensation expense	**$ 7,555**	$ 7,538	$ 5,800
Tax benefit	**(2,909)**	(2,902)	(2,233)
Restricted stock expense, net of tax	**$ 4,646**	$ 4,636	$ 3,567

As of December 31, 2011, $24.4 million of total unrecognized compensation cost related to time-lapse restricted shares is expected to be recognized over a weighted average period of approximately 4.1 years.

Option activity under the Company's stock option plan as of December 31, 2011, 2010 and 2009 and changes during the year ended December 31, 2011 were as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	986	$ 4.71	3.39	$ 7,236
Exercised	(328)	4.84		
Forfeited	(5)	3.22		
Outstanding at December 31, 2009	653	4.67	2.44	5,348
Exercised	(517)	4.67		
Outstanding at December 31, 2010	136	4.66	1.59	2,056
Exercised	(103)	4.48		
Outstanding at December 31, 2011	**33**	**$ 5.26**	**0.93**	**$ 553**
Exercisable at December 31, 2011	**33**	**$ 5.26**	**0.93**	**$ 553**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that day. The amount of aggregate intrinsic value will change based on the fair market value of the Company's stock.

The aggregate intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $1.7 million, $5.2 million and $2.4 million, respectively. Exercise of options during the years ended December 31, 2011, 2010 and 2009 resulted in cash receipts of $0.1 million, $0.3 million and $0.5, respectively.

The following table summarizes information on unvested restricted stock units outstanding as of December 31, 2011, 2010 and 2009:

	Number of Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested Restricted Stock Grants		
Unvested as of December 31, 2008	2,453	$ 9.80
Forfeited	(26)	9.48
Vested	(412)	8.51
Granted	721	10.99
Unvested as of December 31, 2009	2,737	10.31
Forfeited	(277)	10.99
Vested	(666)	9.51
Granted	871	12.32
Unvested as of December 31, 2010	2,664	11.09
Forfeited	(74)	12.90
Vested	(574)	10.08
Granted	670	19.30
Unvested as of December 31, 2011	**2,686**	**$ 13.31**

14. ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

Accumulated other comprehensive income/(loss) consist of the following (in thousands):

	Pension Liability Adjustment	Foreign Currency Translation	Total
Balance at December 31, 2009	$ (36,888)	$ 4,761	$ (32,127)
Change during 2010:			
Before-tax amount	(1,933)	1,343	(590)
Tax benefit/(expense)	744	(517)	227
	(1,189)	826	(363)
Balance at December 31, 2010	(38,077)	5,587	(32,490)
Change during 2011:			
Before-tax amount	(24,497)	(1,125)	(25,622)
Tax benefit	9,605	417	10,022
	(14,892)	(708)	(15,600)
Balance at December 31, 2011	**$ (52,969)**	**$ 4,879**	**$ (48,090)**

15. RELATED PARTY TRANSACTIONS

The Company provides certain administrative services to RPC, Inc. ("RPC") (a company of which Mr. R. Randall Rollins is also Chairman and which is otherwise affiliated with the Company). The service agreements between RPC and the Company provide for the provision of services on a cost reimbursement basis and are terminable on six months notice. The services covered by these agreements include administration of certain employee benefit programs, and other administrative services. Charges to RPC (or to corporations which are subsidiaries of RPC) for such services and rent totaled less than $0.1 million for the years ended December 31, 2011, 2010 and 2009.

The Company rents office, hanger and storage space to LOR, Inc. ("LOR") (a company controlled by R. Randall Rollins and Gary W. Rollins). Charges to LOR (or corporations which are subsidiaries of LOR) for rent totaled $1.0 million, $0.9 and $0.8 for the years ended December 31, 2011, 2010 and 2009, respectively.

All transactions were approved by the Company's Nominating and Governance Committee of the Board of Directors.

16. UNAUDITED QUARTERLY DATA

(in thousands except per share data)	First	Second	Third	Fourth
2011				
Revenues	$ 271,643	$ 320,436	$ 323,929	$ 289,056
Gross profit (Revenues less cost of services provided)	$ 130,745	$ 160,791	$ 158,832	$ 137,854
Net income	$ 18,640	$ 31,061	$ 29,415	$ 21,595
Income per share:				
Income per share – Basic	$ 0.13	$ 0.21	$ 0.20	$ 0.15
Income per share – Diluted	$ 0.13	$ 0.21	$ 0.20	$ 0.15
2010				
Revenues	$ 253,041	$ 298,803	$ 305,118	$ 279,928
Gross profit (Revenues less cost of services provided)	$ 122,066	$ 150,375	$ 149,054	$ 132,306
Net income	$ 17,583	$ 27,700	$ 25,513	$ 19,206
Income per share:				
Income per share – Basic	$ 0.12	$ 0.19	$ 0.17	$ 0.13
Income per share – Diluted	$ 0.12	$ 0.19	$ 0.17	$ 0.13

17. CASH DIVIDEND

The Board of Directors, at its quarterly meeting on January 24, 2012, approved a 14.3% increase in the Company's quarterly dividend. The increased regular quarterly dividend of $0.08 per share will be payable March 9, 2012 to stockholders of record at the close of business February 10, 2012. 2012 marked the tenth consecutive year Rollins, Inc.'s board of directors has increased the Company's dividend a minimum of 12% or greater.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

None

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures—We have established disclosure controls and procedures to ensure, among other things, that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors.

Based on management's evaluation as of December 31, 2011, in which the principal executive officer and principal financial officer of the Company participated, the principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective, at the reasonable assurance level to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control Over Financial Reporting—Management's Report on Internal Control Over Financial Reporting is contained on page 34.

Changes in Internal Controls—There were no changes in our internal control over financial reporting during the fourth quarter of 2011 that materially affected or are reasonably likely to materially affect these controls.

Item 9B. Other Information.

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information concerning directors and executive officers is included in the Company's Proxy Statement for its 2012 Annual Meeting of Stockholders (the "Proxy Statement"), in the section titled "Election of Directors." This information is incorporated herein by reference. Information about executive officers is contained on page 19 of this document.

Audit Committee and Audit Committee Financial Expert

Information concerning the Audit Committee of the Company and the Audit Committee Financial Expert(s) is included in the Company's Proxy Statement for its 2012 Annual Meeting of Stockholders, in the section titled "Corporate Governance and Board of Directors' Committees and Meetings—Audit Committee." This information is incorporated herein by reference.

Code of Ethics

The Company has adopted a Code of Business Conduct that applies to all employees. In addition, the Company has adopted a Code of Business Conduct and Ethics for Directors and Executive Officer and Related Party Transaction Policy. Both of these documents are available on the Company's website at www.rollins.com and a copy is available by writing to Investor Relations at 2170 Piedmont Road, Atlanta Georgia 30324. The Company intends to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of its code of ethics that relates to any elements of the code of ethics definition enumerated in SEC rules by posting such information on its internet website, the address of which is provided above.

Section 16(a) Beneficial Ownership Reporting Compliance

Information regarding compliance with Section 16(a) of the Exchange Act is included under "Compliance with Section 16(a) of the Securities Exchange Act" in the Company's Proxy Statement for its 2012 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 11. Executive Compensation.

The information under the captions "Compensation Committee Interlocks and Insider Participation," "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report," and "Executive Compensation" included in the Proxy Statement for the Annual Meeting of Stockholders to be held April 24, 2012 is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information under the captions "Capital Stock" and "Election of Directors" included in the Proxy Statement for the Annual Meeting of Stockholders to be held April 24, 2012 is incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding equity compensation plans as of December 31, 2011.

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	2,716,171	$ 5.26	5,190,058
Equity compensation plans not approved by security holders	—	$ —	—
Total	2,716,171	$ 5.26	5,190,058 (1)

(1) Includes 5,190,058 shares available for grant under the 2008 Employee Stock Incentive Plan. The 2008 Employee Stock Incentive Plan provides for awards of the Company's common stock and awards that are valued in whole or in part by reference to the Company's common stock apart from stock options and SARs including, without limitation, restricted stock, performance-accelerated restricted stock, performance stock, performance units, and stock awards or options valued by reference to book value or subsidiary performance.

Item 13. Certain Relationships and Related Party Transactions, and Director Independence.

The information under the caption "Certain Relationships and Related Party Transactions" included in the Proxy Statement is incorporated herein by reference. Information concerning director independence is included in the Proxy Statement, in the section titled "Corporate Governance and Board of Directors' Committees and Meetings." This information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information regarding principal accounting fees and services is set forth under "Independent Public Accountants" in the Company's Proxy Statement for its 2012 Annual Meeting of Stockholders, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules, and Reports on Form 8-K.

(a) *Consolidated Financial Statements, Financial Statement Schedule and Exhibits.*

1. Consolidated financial statements listed in the accompanying Index to Consolidated Financial Statements and Schedule are filed as part of this report.
2. The financial statement schedule listed in the accompanying Index to Consolidated Financial Statements and Schedule is filed as part of this report.
3. Exhibits listed in the accompanying Index to Exhibits are filed as part of this report. The following such exhibits are management contracts or compensatory plans or arrangements:

(10)(a) Rollins, Inc. 1994 Employee Stock Incentive Plan incorporated herein by reference to Exhibit (10)(b) as filed with its Form 10-K for the year ended December 31, 1999.

(10)(b) Rollins, Inc. 1998 Employee Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 24, 1998 Proxy Statement for the Annual Meeting of Stockholders held on April 28, 1998.

(10)(c) Rollins, Inc. Form of Restricted Stock Agreement incorporated herein by reference to Exhibit (10)(c) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(d) Rollins, Inc. Form of Option Agreement incorporated herein by reference to Exhibit (10)(d) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(e) Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.1 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(f) Form of Plan Agreement pursuant to the Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.2 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(g) Amendment to 1994 and 1998 Stock Incentive Plans incorporated herein by reference to Exhibit 10.1 as filed with its Form 10-Q for the quarter ended September 30, 2010.

(10)(h) Written description of Rollins, Inc. Performance-Based Incentive Cash Compensation Plan incorporated herein by reference to Exhibit 10(a) as filed with its Form 8-K dated April 22, 2008.

(10)(i) Forms of award agreements under the 2008 Cash Incentive Plan incorporated herein by reference to Exhibit 10(b) of its Form 8-K dated April 22, 2008.

(10)(j) 2008 Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 17, 2008 Proxy Statement for the Annual Meeting of the Stockholders held on April 22, 2008.

(10)(k) Form of Restricted Stock Grant Agreement incorporated herein by reference to Exhibit 10(d) as filed with its Form 8-K dated April 22, 2008.

(10)(m) Summary of Compensation Arrangements with Executive Officers.

(10)(n) Summary of Compensation Arrangements with Directors.

(b) Exhibits (inclusive of item 3 above):

(3)(i) (A) Restated Certificate of Incorporation of Rollins, Inc. dated July 28, 1981, incorporated herein by reference to Exhibit (3)(i)(A) as filed with the registrant's Form 10-Q filed August 1, 2005.

(B) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated August 20, 1987, incorporated herein by reference to Exhibit 3(i)(B) filed with the registrant's 10-K filed March 11, 2005.

(C) Certificate of Change of Location of Registered Office and of Registered Agent dated March 22, 1994, incorporated herein by reference to Exhibit (3)(i)(C) filed with the registrant's Form 10-Q filed August 1, 2005.

(D) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated April 25, 2006, incorporated herein by reference to Exhibit 3(i)(D) filed with the registrant's 10-Q filed October 31, 2006

(E) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated April, 26, 2011, incorporated herein by reference to Exhibit (3)(i)(E) as filed with the Registrant's 10-Q filed October 28, 2011.

(ii) Revised By-laws of Rollins, Inc. dated October 23, 2007, incorporated herein by reference to Exhibit (3) (i) as filed with its Form 8-K dated October 23, 2007.

(4) Form of Common Stock Certificate of Rollins, Inc. incorporated herein by reference to Exhibit (4) as filed with its Form 10-K for the year ended December 31, 1998.

(10)(a) Rollins, Inc. 1994 Employee Stock Incentive Plan incorporated herein by reference to Exhibit (10)(b) as filed with its Form 10-K for the year ended December 31, 1999.

(10)(b) Rollins, Inc. 1998 Employee Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 24, 1998 Proxy Statement for the Annual Meeting of Stockholders held on April 28, 1998.

(10)(c) Rollins, Inc. Form of Restricted Stock Agreement incorporated herein by reference to Exhibit (10)(c) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(d) Rollins, Inc. Form of Option Agreement incorporated herein by reference to Exhibit (10)(d) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(e) Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.1 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(f) Form of Plan Agreement pursuant to the Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.2 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(g) Amendment to 1994 and 1998 Stock Incentive Plans incorporated herein by reference to Exhibit 10(r) as filed with its Form 10-K for the year ended December 31, 2006.

(10)(h) Written description of Rollins, Inc. Performance-Based Incentive Cash Compensation Plan incorporated herein by reference to Exhibit 10(a) as filed with its Form 8-K dated April 22, 2008.

(10)(i) Forms of award agreements under the 2008 Cash Incentive Plan incorporated herein by reference to Exhibit 10(b) of its Form 8-K dated April 22, 2008.

(10)(j) 2008 Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 17, 2008 Proxy Statement for the Annual Meeting of the Stockholders held on April 22, 2008.

(10)(k) Form of Restricted Stock Grant Agreement incorporated herein by reference to Exhibit 10(d) as filed with its Form 8-K dated April 22, 2008.

(10)(l)	Revolving Credit Agreement dated as of March 28, 2008 between Rollins, Inc., SunTrust Bank and Bank of America, N.A., incorporated herein by reference to Exhibit 10.2 as filed with its Form 10-Q for the quarter ended September 30, 2010.
(10)(m)	Summary of Compensation Arrangements with Executive Officers, incorporated herein reference to Exhibit (10)(q) as filed with its Form 10-K for the year ended December 31, 2010.
(10)(n)	Summary of Compensation Arrangements with Directors, incorporated herein reference to Exhibit (10)(r) as filed with its Form 10-K for the year ended December 31, 2010.
(21)	Subsidiaries of Registrant.
(23.1)	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.
(24)	Powers of Attorney for Directors.
(31.1)	Certification of Chief Executive Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	Certification of Chief Financial Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32.1)	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(101.INS)	EX-101 Instance Document
(101.SCH)	EX-101 Schema Document
(101.CAL)	EX-101 Calculation Linkbase Document
(101.LAB)	EX-101 Labels Linkbase Document
(101.PRE)	EX-101 Presentation Linkbase Document
(101.DEF)	Ex-101 Definition Linkbase Document

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROLLINS, INC.

By: /s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President and Chief Operating Officer
(Principal Executive Officer)

Date: February 28, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President and Chief Operating Officer
(Principal Executive Officer)

Date: February 28, 2012

By: /s/ HARRY J. CYNKUS

Harry J. Cynkus
Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Date: February 28, 2012

The Directors of Rollins, Inc. (listed below) executed a power of attorney appointing Gary W. Rollins their attorney-in-fact, empowering him to sign this report on their behalf.

R. Randall Rollins, Director
Wilton Looney, Director
Henry B. Tippie, Director
James B. Williams, Director
Bill J. Dismuke, Director
Thomas J. Lawley, MD, Director
Larry L. Prince, Director

/s/ GARY W. ROLLINS

Gary W. Rollins
As Attorney-in-Fact & Director
February 28, 2012

ROLLINS, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

The following documents are filed as part of this report.

Schedules not listed above have been omitted as not applicable, immaterial or disclosed in the Consolidated Financial Statements or notes thereto.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

ROLLINS, INC. AND SUBSIDIARIES

(in thousands)	For the years ended December 31, 2011, 2010 and 2009 Balance at Beginning of Period	Charged to Costs and Expenses	Net (Deductions) Recoveries	Balance at End of Period
Year ended December 31, 2011				
Allowance for doubtful accounts	$9,394	$8,879	$(8,535)	$9,738
Year ended December 31, 2010				
Allowance for doubtful accounts	$8,672	$8,641	$(7,919)	$9,394
Year ended December 31, 2009				
Allowance for doubtful accounts	$7,539	$9,638	$(8,505)	$8,672

ROLLINS, INC. AND SUBSIDIARIES
INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
(3)(i)	(A) Restated Certificate of Incorporation of Rollins, Inc. dated July 28, 1981, incorporated herein by reference to Exhibit (3)(i)(A) as filed with the registrant's Form 10-Q filed August 1, 2005.
	(B) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated August 20, 1987, incorporated herein by reference to Exhibit 3(i)(B) filed with the registrant's 10-K filed March 11, 2005.
	(C) Certificate of Change of Location of Registered Office and of Registered Agent dated March 22, 1994, incorporated herein by reference to Exhibit (3)(i)(C) filed with the registrant's Form 10-Q filed August 1, 2005.
	(D) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated April 25, 2006, incorporated herein by reference to Exhibit 3(i)(D) filed with the registrant's 10-Q filed October 31, 2006.
	(E) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated April, 26, 2011, incorporated herein by reference to Exhibit (3)(i)(E) as filed with the Registrant's 10-Q filed October 28, 2011.
(ii)	Revised By-laws of Rollins, Inc. dated October 23, 2007, incorporated herein by reference to Exhibit (3) (i) as filed with its Form 8-K dated October 23, 2007.
(4)	Form of Common Stock Certificate of Rollins, Inc. incorporated herein by reference to Exhibit (4) as filed with its Form 10-K for the year ended December 31, 1998.
(10)(a)	Rollins, Inc. 1994 Employee Stock Incentive Plan incorporated herein by reference to Exhibit (10)(b) as filed with its Form 10-K for the year ended December 31, 1999.
(10)(b)	Rollins, Inc. 1998 Employee Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 24, 1998 Proxy Statement for the Annual Meeting of Stockholders held on April 28, 1998.
(10)(c)	Rollins, Inc. Form of Restricted Stock Agreement incorporated herein by reference to Exhibit (10)(c) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(d)	Rollins, Inc. Form of Option Agreement incorporated herein by reference to Exhibit (10)(d) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(e)	Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.1 filed with the registrant's Form S-8 filed November 18, 2005.
(10)(f)	Form of Plan Agreement pursuant to the Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.2 filed with the registrant's Form S-8 filed November 18, 2005.
(10)(g)	Amendment to 1994 and 1998 Stock Incentive Plans incorporated herein by reference to Exhibit 10.1 as filed with its Form 10-Q for the quarter ended September 30, 2010.
(10)(h)	Written description of Rollins, Inc. Performance-Based Incentive Cash Compensation Plan incorporated herein by reference to Exhibit 10(a) as filed with its Form 8-K dated April 22, 2008.

Exhibit Number	Exhibit Description
(10)(i)	Forms of award agreements under the 2008 Cash Incentive Plan incorporated herein by reference to Exhibit 10(b) of its Form 8-K dated April 22, 2008.
(10)(j)	2008 Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 17, 2008 Proxy Statement for the Annual Meeting of the Stockholders held on April 22, 2008.
(10)(k)	Form of Restricted Stock Grant Agreement incorporated herein by reference to Exhibit 10(d) as filed with its Form 8-K dated April 22, 2008.
(10)(l)	Revolving Credit Agreement dated as of March 28, 2008 between Rollins, Inc., SunTrust Bank and Bank of America, N.A., incorporated herein by reference to Exhibit 10.2 as filed with its Form 10-Q for the quarter ended September 30, 2010.
(10)(m)	Summary of Compensation Arrangements with Executive Officers, incorporated herein reference to Exhibit (10)(q) as filed with its Form 10-K for the year ended December 31, 2010.
(10)(n)	Summary of Compensation Arrangements with Directors, incorporated herein reference to Exhibit (10)(r) as filed with its Form 10-K for the year ended December 31, 2010.
(21)	Subsidiaries of Registrant.
(23.1)	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.
(24)	Powers of Attorney for Directors.
(31.1)	Certification of Chief Executive Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	Certification of Chief Financial Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32.1)	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(101.INS)	EX-101 Instance Document
(101.SCH)	EX-101 Schema Document
(101.CAL)	EX-101 Calculation Linkbase Document
(101.LAB)	EX-101 Labels Linkbase Document
(101.PRE)	EX-101 Presentation Linkbase Document
(101.DEF)	Ex-101 Definition Linkbase Document

Exhibit 31.1

I, Gary W. Rollins, certify that:

1. I have reviewed this annual report on Form 10-K of Rollins, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ GARY W. ROLLINS

Gary W. Rollins, Chief Executive Officer,
President and Chief Operating Officer
(Principal Executive Officer)

Date: February 28, 2012

Exhibit 31.2

I, Harry J. Cynkus, certify that:

1. I have reviewed this annual report on Form 10-K of Rollins, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ HARRY J. CYNKUS

Harry J. Cynkus, Senior Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Date: February 28, 2012

Exhibit 32.1

CERTIFICATION OF PERIODIC FINANCIAL REPORTS PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Rollins, Inc., a Delaware corporation (the "Company"), on Form 10-K for the period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certifies, pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2012

By: /s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President
and Chief Operating Officer
(Principal Executive Officer)

Date: February 28, 2012

By: /s/ HARRY J. CYNKUS

Harry J. Cynkus
Senior Vice President, Chief Financial Officer
and Treasurer
(Principal Financial and Accounting Officer)

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Additional Annual Report Stockholder's Information
(This is not part of the Company's Form 10-K filed with the Securities and Exchange Commission)

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including all statements that look forward in time or express management's beliefs, expectations or hopes. In particular, such statements include, without limitation, statements regarding our belief that our persistent focus on exceeding our customers' expectations will continue to drive exceptional performance despite the nation's ongoing economic malaise; our plans to continue to pursue strategic acquisitions that are complementary; our statement that we will maintain a relentless drive to improve and innovate; our belief that our investments in new technology will result in improved customer service and employee retention, while increasing revenue and profit, all of which will strengthen the Company's results and performance; our expectation is to improve business execution and enhance real-time online reporting; our expectation to roll out a new customer relationship management and branch system operating software in 2013; our plans to install modified sales management software at our Rollins independent brands during the first quarter of 2012; and our plans to roll out in early 2012 our Home Suite Sales Presentation application. All forward-looking statements are made as of the date hereof and are based on current management expectations and information available to us as of such date. The company assumes no obligation to update any forward-looking statements because of various risks and uncertainties, including, without limitation, the possibility that we may not be able to maintain our competitive position in the future; economic conditions may adversely affect our business; our inability to identify, complete or successfully integrate acquisitions; the effect of adverse weather conditions on our operations; potential inability to attract and retain skilled workers; the possible adverse effect of pending and ongoing litigation; or potential inability to comply with regulatory and environmental laws; and all other risks identified under the title "Risk Factors' in the Company's Annual Report on Form 10-K included as a part of this Annual Report. All of the foregoing risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements.

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Stockholders' Information

ANNUAL MEETING

The Annual Meeting of the Stockholders will be held at 12:30 p.m., April 24, 2012, at the Company's corporate offices in Atlanta, Georgia.

TRANSFER AGENT AND REGISTRAR

For inquiries related to stock certificates, including changes of address, lost certificates, dividends, and tax forms, please contact:

American Stock Transfer and Trust
6201 15th Street
Brooklyn, NY 11219
866-708-5581

STOCK EXCHANGE INFORMATION

The Common Stock of the Company is listed on the New York Stock Exchange and traded on the Philadelphia, Chicago, and Boston Exchanges under the symbol ROL.

DIVIDEND REINVESTMENT PLAN

This Plan provides a simple, convenient, and inexpensive way for stockholders to invest cash dividends in additional Rollins, Inc. shares. For further information, contact Investor Relations at the mailing address below.

CORPORATE OFFICES

Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

MAILING ADDRESS

Rollins, Inc.
P.O. Box 647
Atlanta, Georgia 30301

TELEPHONE

(404) 888-2000

▪ Chairman of the Audit Committee, Compensation Committee, Nominating & Governance Committee and Diversity Committee

* Member of the Executive Committee

† Member of the Audit Committee, Compensation Committee, Nominating & Governance Committee and Diversity Committee

+ Member of the Audit Committee

DIRECTORS

Henry B. Tippie▪
Chairman of the Board and Chief Executive Officer of Tippie Services, Inc. (management services)

R. Randall Rollins*
Chairman of the Board of Rollins, Inc., Chairman of the Board of RPC, Inc. (oil and gas field services) and Chairman of the Board of Marine Products Corporation (boat manufacturing)

Wilton Looney†
Honorary Chairman of the Board of Genuine Parts Company (automotive parts distributor)

James B. Williams†
Retired Chairman of the Executive Committee of SunTrust Banks, Inc. (bank holding company)

Gary W. Rollins*
Chief Executive Officer, President and Chief Operating Officer of Rollins, Inc.

Bill J. Dismuke+
Retired President of Edwards Baking Company

Thomas J. Lawley, M.D.
Dean of the Emory University School of Medicine since 1996

Larry L. Prince
Retired Chairman of the Board and Chief Executive Officer of Genuine Parts Company

OFFICERS

R. Randall Rollins – Chairman of the Board

Gary W. Rollins – Chief Executive Officer, President and Chief Operating Officer

Harry J. Cynkus – Senior Vice President, Chief Financial Officer and Treasurer

Tom Luczynski – Secretary

Eugene Iarocci – Vice President

Bob Wanzer – Vice President

John Wilson – Vice President

ROLLINS
®

ROLLINS INC.
2170 Piedmont Road, NE
Atlanta, GA 30324
www.rollins.com

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